SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:    000-19182

For the month of:         September 2005

ALLIED GOLD LIMITED
(Translation of registrant’s name into English)

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, W.A. 6106 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED GOLD LIMITED (Registrant)

Date: November 15, 2005	By: /s/ David Lymburn David Lymburn Corporate Secretary

EXHIBIT INDEX

1	Appendix 3Y dated September 6, 2005

2	Appendix 3Y dated September 23, 2005

3	Allied Gold 2005 Annual Report

4	Allied Gold Annual Financial Report for 2005

EXHIBIT 1

EXHIBIT 2

EXHIBIT 3

EXHIBIT 4

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**ALLIED GOLD LIMITED**
ABN	**86 104 855 067**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DAVID LYMBURN
Date of last notice	22 MARCH 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	DIRECT and INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by Superannuation Fund and by spouse
Date of change	6 September 2005
No. of securities held prior to change	326,495
Class	Fully paid ordinary shares
Number acquired	43,505
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10,006
No. of securities held after change	370,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ALLIED GOLD LIMITED	
ABN 86 104 855 067	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MARK VICTOR CARUSO
Date of last notice	6 September 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	23 September 2005
No. of securities held prior to change	594,168
Class	ORDINARY
Number acquired	100,000
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$28,700
No. of securities held after change	694,168
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


Tatau Island
Tabar Island

Annual Report 2005

ABN 86 104 855 067

ALLIED GOLD LIMITED

CONTENTS

COMPANY HIGHLIGHTS

ACQUISITIONS

Agreement reached with Simberi Gold Corporation for Allied to purchase all outstanding interests in ML 136 and EL 609

PROJECTS

Tabar Islands Gold Project – PNG

100% of ML 136 on Simberi Island hosting gold resources of 2.27 million ounces

100% of EL 609 covering the remainder of the mineralised Tabar Islands Group

Mapimi Polymetallic Project – Mexico

The Project surrounds the historic Ojuela Mining Centre with past mined grades of 20% Pb-Zn, +500 g/t Ag and 2-3 g/t Au.

Field reconnaissance supports potential to discover +1 million tonne oxide-sulphide replacement manto and chimney orebodies

EXPLORATION

Tabar Islands Group (PNG)

Low level airborne magnetic and radiometric geophysical survey completed

Sorowar Gold Deposit (Simberi Island - PNG)

166 RC drillholes completed between July 2004 and March 2005 to increase extent of oxide resource

Oxide Mineral Resource inventory substantially increased

Simberi Island

Induced Polarisation geophysical survey drilling intersects high-grade sulphide gold mineralisation

Total oxide gold resources of 41.75 million tonnes at 1.16 g/t gold (1,564,000 ounces)

Total sulphide gold resources of 5.0 million tonnes at 4.38 g/t gold (704,000 ounces)

Tatau Island

Geophysical exploration planned for 2005/2006 to follow-up surface expressions of epithermal and porphyry-type gold-copper mineralisation

DEVELOPMENT

Simberi Oxide Gold Project

Optimised Feasibility Study for the Simberi Gold Project completed

Permits and approvals in place

Landowner, local community, Provincial and National Government Support

RMB mandated to provide Project finance

Core personnel secured

Planned future development of Simberi Sulphide Gold Project.





CORPORATE DIRECTORY

DIRECTORS

Mark Victor Caruso
Chairman

Jeffrey John Moore
Managing Director

David Andrew Lymburn
Director

Gregory Hugh Steemson
Non-executive Director

COMPANY SECRETARY

David Andrew Lymburn

REGISTERED OFFICE

Unit 15, 51-53 Kewdale Road,
Welshpool, Western Australia
WA 6106

Telephone + 618 9353 3638
Facsimile + 618 9353 4894
E-mail info@alliedgold.com.au
Web www.alliedgold.com.au

AUDITORS

BDO Chartered Accountants
and Advisors

Level 8
256 St Georges Terrace
Perth, Western Australia
WA 6000

SHARE REGISTRY

Computershare Investor
Services Pty Ltd

Level 2,
Reserve Bank Building
45 St Georges Terrace
Perth, Western Australia
WA 6000

Telephone 08 9323 2000
Facsimile 08 9323 2033

SOLICITORS

Steinepreis Paganin

Level 4,
Next Building,
16 Milligan Street
Perth, Western Australia
WA 6000

STOCK EXCHANGE LISTING

The Company is listed on the
Australian Stock Exchange Limited
under the ASX trading code ALD



CHAIRMAN'S LETTER

It is my pleasure to present the 2005 Annual Report of Allied Gold Limited.

Twelve months ago, when I presented the Company's first Annual Report, I foreshadowed a commitment by the Allied Gold team to pursue the Company's goal of achieving gold production.

I am pleased to report that the Company is poised to achieve this outcome. The "Optimised Feasibility Study" for an oxide gold mining project on Simberi Island has now been completed, demonstrating that it is technically and economically viable to develop an oxide mining project on Simberi Island, thus underpinning the financial health of the Company well into the future.

Simberi Island is the northern most of the mineralised islands forming the Tabar Island Group of the New Ireland Province of eastern Papua New Guinea. The Tabar Islands are situated some 60 kilometres to the northwest of Lihir Island, home to the giant Lihir Gold Mine with gold resources of more than 40 million ounces.

During the year we also achieved the rationalisation of the former Simberi Mining and Tabar Exploration Joint Ventures, resulting in your Company being able to develop the Tabar Island gold deposits as sole owner and operator.

I also note that although all of our exploration work to date has focused on eastern Simberi Island, there is a high probability that methodical exploration will continue to discover oxide and sulphide resources throughout the entire Tabar Island Group. This potential uniquely positions your Company to continue to grow oxide gold production as we move forward.

Many shareholders will be aware that your Company has commenced detailed exploration and evaluation of sulphide gold resources on Simberi Island. This work is planned to continue with geophysical surveys and drilling throughout the Tabar Islands during 2006. Each of the geophysical targets drilled so far in the Pigiput region has returned positive gold intersections, giving us further confidence that the Tabar Group is capable of delivering multi-million ounce sulphide gold discoveries.

Numerous milestones were reached during 2004/2005. The commitment shown by your Board, staff and consultants has laid a strong foundation for continued growth and financial strength from our planned PNG gold mining projects. During the year since delivering my last Chairman's Letter the market capitalisation of your Company has increased from approximately $17m to now more than $30m and I believe that this figure will continue to grow as gold production is realised.



I look forward to the coming year and trust that all shareholders will benefit from seeing your Company make the transition to gold producer.

MARK V. CARUSO
Chairman

PROJECTS REVIEW


MAPIMI POLYMETALLIC PROJECT – 100%
TABAR ISLANDS GOLD PROJECT – 100%
MONAKOFF Cu/Au PROJECT – 10%
MANDILLA WELL GOLD PROJECT – 20.4%
RED DAM PROJECT – 100%
MOBILE GOLD PROCESSING PLANT (CIP) – 100%

TABAR ISLANDS GOLD PROJECT

Tabar Islands Gold Project – Ownership Rationalisation

On 15th of November 2004 Allied Gold Limited (Allied) entered into an agreement with Simberi Gold Corporation ("SGC") to acquire its interests in the Tabar Islands Gold Project in eastern PNG.

Under the terms of the Agreement Allied moved to an 87.5% interest in the Simberi Mining Joint Venture (ML136) on Simberi Island and a 100% interest in EL 609 which covers the remainder of the Tabar Island Group outside of ML 136.

Consideration for the acquisition was payment of C$4.0 million by Allied to SGC, which occurred during April 2005. Further to the Agreement, SGC retained a 12.5% free carried interest ("FCI") in the Simberi Mining Joint Venture through to the earlier of a decision to mine or 31 December 2009, at which point the FCI would be converted into Allied shares at a minimum price of A$0.50 per share.

The value of the conversion was to be based upon a Net Present Value calculated from the bankable feasibility study at the time of making the decision to mine.

In October 2005, Agreement was reached with SGC for Allied to purchase the outstanding 12.5% FCI in the Simberi Oxide Gold Project.

The purchase was satisfied by;

- Payment of C$200,000 to SGC or its nominee,
- The issue of two million fully paid Shares of Allied to SGC or its nominee,
- The issue of two million Allied Options exercisable at 25 cents on or before 31 December 2006 to SGC or its nominee,
- The issue of two million Allied Options exercisable at 50 cents on or before 31 December 2008 to SGC or its nominee,

SGC has agreed to voluntary escrow on a portion of the fully paid Shares issued, viz;

- 500,000 Shares for a period of 3 months from the Settlement Date,
- 1,000,000 Shares (including the above shares) for a period of 6 months from the Settlement Date.

This final rationalisation of the previous Simberi Mining and Tabar Exploration Joint Ventures now enables Allied to press ahead with the development plans for the Simberi Oxide Gold Project as sole owner and operator.



TABAR ISLANDS GOLD PROJECT – FEASIBILITY STUDIES

During the year Allied engaged Lycopodium Pty Ltd (Lycopodium) to coordinate and manage an Optimised Feasibility Study ("OFS") into the development of an oxide gold mining project on Simberi Island. During October the OFS was completed and delivered to the Company.

The results of the study show that it is technically and economically feasible to commission oxide gold mining on Simberi Island.

The OFS has used additional drilling information obtained over the past 12 months from the Sorowar deposit, resulting in increased Mineral Resources and Ore Reserves. The additional Reserves at Sorowar have necessitated selective mining of this deposit in the latter years of the operation. This will result in higher grades of ore being mined and generation of waste material that will be returned to the existing pit void.

Minimisation of ore transport costs from the more remote ridgetop deposits such as Sorowar, for which haul distances are relatively long and road construction difficult and costly, has led to selection of a slurry pipeline as the method to deliver ore to the plant. A further cost saving incentive is for initial sizing and slurrying to be carried out in the pit using a mobile sizer and slurry pump, reducing the need to load and haul out of the pit.

With the benefit of extremely favourable oxide gold kinetics and a simple mining/CIL processing route, Allied is developing a Stage 1 oxide project anticipated to produce at an annualized rate of >60,000 ounces of gold from ≈1.5 million tonnes per annum.

The basis of the mining operation is to source oxide and minor transitional ore from multiple open-pits on Simberi Island and pump crushed ore as a slurry product to a centrally located carbon-in-leach processing facility at Pigiput Bay.

The orebodies represent the oxidised caps to underlying gold-sulphide systems which are earmarked for further resource and reserve definition work prior to the development of a Stage 2 sulphide mining operation which is expected to contribute sufficient additional gold production to underpin annualised production of >100,000 ounces

RMB RESOURCES LIMITED MANDATE

During April 2005, Allied mandated RMB Resources Limited ("Rand") to arrange a finance facility of up to US$25 million (if required) for the development of the Simberi Oxide Gold Project.

Allied believes that this relationship with Rand is a major step forward for the fast-track development of the project, particularly in light of Rand's demonstrated commercial and technical operations expertise gained from its existing presence in PNG. Rand is involved in the financing of the Kainantu gold project in the Eastern Highlands Province of PNG.

An immediate benefit of the financing mandate is that the key technical and commercial components of project development that impact on the loan documentation process were identified and prioritised for due diligence by Rand. This due diligence process commenced with a site visit by key Rand personnel during April.

Allied remains on track to achieve its aim of finalising the loan facility documentation before the end of calendar 2005.

PROJECT LOCATION AND GEOGRAPHY

The Tabar Islands Group, consisting of Simberi, Tatau, Mapua and Tabar islands, lies in the north of the New Ireland Province in Papua New Guinea, approximately 130 kilometres east of Kavieng and 60 kilometres northwest of Lihir Island. The four islands cover an area of approximately 270 square kilometres.

All of the currently identified gold deposits are located on the northernmost Simberi Island, which is approximately 10 kilometres by 8 kilometres in size. The islands of Tatau and Mapua lie between Simberi and Tabar. The islands are fringed with coral reefs and with the exception of the small low-lying Mapua island, have interiors that are rugged and mountainous with dense forest cover.

The Tabar Islands lie at the north-western end of a belt of islands about 300 kilometres long, which includes Lihir Island where a 45 million ounce gold resource is currently being mined at a rate of approximately 650,000 ounces of gold per year.

Geologically, the islands are comprised largely of alkaline and undersaturated volcanics, lavas and intrusives. Raised recent coral reef platforms surround steep sided volcanic plateaus, particularly on Simberi and Tatau Islands. These plateaus are generally 120 to 300 metres above sea level and are often fringed by ancient raised limestone reefs. Eroded volcanic calderas have been identified on all three main islands.

PROJECT HISTORY

Apart from some minor, small-scale gold workings there are no records of past mining activities in the Tabar Islands. Modern exploration was commenced in 1981 by Nord Pacific Ltd (Nord) and other joint venture partners, from whom Allied acquired the property, and has continued since then apart from a period of low gold prices between 1999 and 2002.

Early regional exploration over the entire Tabar Islands Group consisted of systematic regional stream, soil and rock geochemistry and prospect scale geological mapping and drilling. Regional remote sensing surveys consisting of air photography, side-looking radar, airborne radiometrics and magnetics were carried out at selected prospects. As a result of these early exploration efforts over 30 individual prospects were identified, and potentially economic oxidised gold mineralisation was discovered on Simberi Island.

In 1996 a feasibility study demonstrated favourable project economics and culminated in the grant of a Mining Lease (ML 136) to Nord in December 1996. However, the project then became uneconomic due to a decline in the gold price and development was deferred.

During 1997 and 1998 Nord undertook a major exploration programme on Simberi Island with the aim of increasing gold resources and reserves and was successful in almost doubling the known resources.

In 2003 the 1996 feasibility study was updated. The results confirmed that the commissioning of an oxide gold mining project on Simberi Island was both technically and economically viable. Since 2003, intensive drilling programmes at the main Sorowar deposit have significantly increased the Project's resource inventory.


150°00'E
154°00'E
TABAR ISLANDS GOLD PROJECT
2°00
Pacific Ocean
Tabar Group
Lihir Group
Tanga Group
Feni Islands
New Ireland
Bismarck Sea
N
New Britain
6°00'S
Bouganville Island
Solomon Sea
0
200km

TABAR ISLAND GROUP EXPLORATION

Airborne Geophysical Survey

A low level, high resolution helicopter-borne aeromagnetic and radiometric geophysical survey was completed over the whole of the Tabar Islands Group in early 2005.

The topography in the elevation images has preserved many structural trends due to the relatively young age of the Tabar Islands. The reduction to the pole and the first vertical derivative images show that many of the linear structures observed in the topography can also be seen in the magnetics. Linear structures may represent faults and dykes, and circular structures can be interpreted as volcano-intrusive centres. The linear trends are considered to represent structures that fundamentally control the location of mineralisation on the islands. Some subtle shallow magnetic features are interpreted to represent porphyritic intrusives associated with areas of alteration and gold mineralisation.

The main prospects on all the islands are spatially associated with potassium anomalies which are interpreted as being due to sericite-adularia-clay alteration associated with gold mineralisation. On Simberi, very strong potassium anomalies are associated with areas of flat magnetic patterns or magnetic lows, suggesting hydrothermal alteration has been magnetite destructive. The potassium anomalies on Simberi suggest there is potential for further extensions to the known deposits, and on Tatau they indicate sizable hydrothermal systems were developed. Several anomalies are present on the islands that are not associated with known mineralised prospects.

SIDE LOOKING AIRBORNE RADAR IMAGE



POTASSIUM AS COLOUR DRAPED OVER FIRST VERTICAL DERIVATIVE MAGNETICS



REDUCED TO POLE (RTP) MAGNETICS DISPLAYED IN PSEUDOCOLOUR


Simberi Island
Tatau Island
Tabar Island

SIMBERI ISLAND EXPLORATION - ML 136

Geology

ML 136 covers the eastern portion of Simberi Island and includes all of the known gold resources on the island. The gold resources are located within an epithermal alteration system about 4 kilometres north-south by 2 kilometres east-west coincident with a >0.2g/t Au surface geochemistry anomaly.

Drilling targeting the more coherent and higher grade gold anomalies within this system has tested both shallow oxide and deeper sulphide mineralisation. Exploration potential remains for additional oxide resources and exploration of the deeper sulphide mineralisation is in progress.

The host rocks in the alteration system include alkaline lava flows, intrusives, volcanoclastics and tuffs. The epithermal system is characterised by silica-poor, pyritic, potassic alteration, widespread anomalous gold geochemistry and distinctive geophysical features.


Simberi Island
Pigibo
North Samat
East Samat
South Samat
0
2km

EXPLORATION

Due diligence by Allied during 2004 identified additional potential at Sorowar for a substantial increase in oxide resources with further exploration drilling. A reverse circulation drilling programme commenced at Sorowar in July, 2004.

The drilling was conducted to better identify pit limits by exploring for extensions along strike and on the flanks of the known oxide gold resource, and to further interrogate the extent and area of influence of interpreted high-grade feeder systems within the Sorowar deposit.

> The three separate phases of the Sorowar drilling programme totalled 166 holes for 14,146 metres, and led to a further expansion of the oxide mineralisation inventory, as well as identification of associated transitional and sulphide mineralisation.

Phase 1

Phase 1 drilling (50 holes for 4,243m) targeted the southwest, northeast and Sorowar East areas. Forty-seven holes were drilled outside the proposed 2003 Sorowar pit. Significant results, from surface, include:

- **120m at 1.73g/t gold**, including **44m at 3.84g/t gold** from 76m in RC886.
- **100m at 2.10g/t gold**, including **79m at 2.47g/t gold** from 12m in RC887.
- **100m at 4.06g/t gold**, including **39m at 9.81g/t gold** from 38m in RC888.
- **80m at 1.29g/t gold**, including **34m at 2.56g/t gold** from surface in RC902.
- **90m at 1.81g/t gold**, including **27m at 3.32g/t gold** from 24m in RC908.
- **60m at 1.83g/t gold**, including **22m at 3.08g/t gold** from 16m in RC914.

The Phase 1 drilling intersected wide thicknesses of surface and near surface oxide gold mineralisation outside the previously designed 2003 Sorowar pit. Holes drilled on the eastern and western margins of the pit demonstrated that the oxide mineralisation had not been closed off or fully defined.

An interim Sorowar Resource study undertaken by Golder and Associates at the conclusion of Phase 1 drilling increased the Oxide gold Resource by 42% (at 0.5g/t Au cutoff).

Phase 2

Phase 2 drilling (44 holes for 3,696m) was designed using results from both previous drilling and the new Sorowar Resource model. It was focused on further definition and testing of proximal mineralised extensions in the southern portion of the Sorowar oxide gold deposit. Significant results, from surface, include:

- **80m at 1.82g/t gold**, including **16m at 4.68g/t gold** from 47m in RC932.
- **90m at 3.38g/t gold**, including **45m at 6.26g/t gold** from 37m in RC943.
- **80m at 3.39g/t gold**, including **31m at 8.01g/t gold** from 23m in RC957.
- **70m at 1.72g/t gold**, including **27m at 3.46g/t gold** from 33m in RC965.
- **80m at 2.32g/t gold**, including **34m at 4.44g/t gold** from 46m in RC970.
- **100m at 2.56g/t gold**, including **13m at 5.88g/t gold** from 21m and **24m at 5.83g/t gold** from 71m in RC972.

Many Phase 2 drillholes were located up to 100 metres west of the proposed 2003 Sorowar pit boundary, where a previously unknown 30m to 40m wide, westerly dipping, and strongly mineralised structure (with subordinate parallel mineralised structures) was discovered.

Phase 3

Phase 3 drilling (72 holes for 6,207m) was designed to further infill and test mineralised extensions below and on the north-eastern, north-western and western flanks of the proposed 2003 Sorowar pit. Significant results, from surface, include:

- **106m at 2.70g/t gold**, including **42m at 6.44g/t gold** from 64m in RC1138.
- **60m at 2.41g/t gold**, including **17m at 7.04g/t gold** from 32m in RC1000.
- **100m at 1.71g/t gold**, including **32m at 2.82g/t gold** from 42m in RC1120.
- **80m at 1.70g/t gold**, including **15m at 3.62g/t gold** from 36m and **15m at 3.51g/t gold** from 54m in RC1121.
- **70m at 1.57g/t gold**, including **10m at 9.47g/t gold** from 29m in RC1107.
- **120m at 1.33g/t gold**, including **31m at 3.06g/t gold** from surface in RC1115.

The oxide drilling program was then finalised prior to resource estimation and reserve definition work for inclusion in the new Simberi Oxide Gold Project OFS. Excluding Sorowar East, less than 2% of the drillholes in the recent drilling programme lie outside the new pit design.

The Sorowar oxide gold mineralisation remains open and untested in all directions. Further oxide exploration drilling is planned in the near future.


2003 BFS pit outline
2005 OFS pit outline
Allied Gold Limited
Sorowar Drilling Programme
Phase 1 drillholes
Phase 2 drillholes
Phase 3 drillholes
Previous drillholes

Phase 4

The current Phase 4 reverse circulation and diamond drilling programme is designed primarily to test deeper unoxidised (sulphide) gold mineralisation targets at Pigiput and Sorowar, identified by both recent Induced Polarisation (IP) surveys and re-processed IP data from 1997.

This program has to date tested IP and structural targets located on or to the north of Pigiput ridge. All holes intersected sufficient sulphides to account for the IP chargeability anomalies, and all intersected gold mineralization. Significant results from the Phase 4 drilling of the Pigiput sulphide mineralisation include:

- **13m at 2.99g/t gold** from 31m and **6m at 18.1g/t gold** from 91m in RC1148.
- **10m at 4.98g/t gold** from 116m and **13m at 6.44g/t gold** from 168m in RC1150.
- **11m at 2.04g/t gold** from 175m and **32m at 1.60g/t gold** from 189m in RC1151.

In addition, RC1153 intersected a previously untested chargeable IP anomaly in the footwall of the known Pigiput sulphide gold deposit, and intersected a "bonanza" grade intercept of **1m at 409g/t Au** from 227m. This represents the third extremely high-grade gold intercept recorded in the footwall region of the Pigiput deposit. Two previous drillholes, P01 and P34, also intercepted spectacular gold grades.

P01

- **5m at 146.4g/t gold** from 191m (including **1m at 156g/t gold** from 192m and **1m at 534g/t gold** from 194m).

P34

- **14m at 42.1g/t gold** from 119m (including **1m at 490g/t gold** from 130m and **1m at 111g/t gold** from 132m).

RC1153

- **3m at 139.4g/t gold** from 226m (including **1m at 409g/t gold** from 227m).

These results demonstrate that there is potential for significant high-grade footwall gold mineralisation over a large, mostly untested, area beneath Pigiput Ridge.


Allied Gold Limited
Phase 4 sulphide drilling programme
IP target drillhole
Previous "Bonanza" grade drillholes
Structural target drillhole
Previous drillholes
Monun Valley
Pigibo
Pigiput
2003 BFS proposed pit outlines



MINERAL RESOURCES

Drilling programmes at Sorowar during 2004 and 2005 were highly successful in delineating broad areas of previously unknown disseminated oxide, transitional and sulphide gold mineralisation outside and below the proposed 2003 pit design. Particularly significant is the discovery of several areas characterised by wide, high-grade surface and near-surface oxide gold intersections.

In May 2005, Golder Associates was engaged to estimate an updated resource block model incorporating all of the new Sorowar drilling data. This was used for subsequent open-pit optimisation and reserve studies by Golder Associates for the Simberi Gold Project OFS, 2005.

The total Sorowar Oxide Mineral Resource increased by 75% to 670,000 ounces gold (at 0.5 g/t gold cut-off) from the August 2003 feasibility study estimate. When added to other oxide resources on Simberi Island (341,000 ounces of gold from 8.7 million tonnes at 1.2 g/t) the total Simberi Oxide Mineral Resource now stands at over 1.0 million ounces of gold.

The total Sorowar Oxide, Transitional and Sulphide Resource increased to 1.22 million ounces (at 0.5 g/t gold cut-off).

Sorowar Gold Mineral Resources (at 0.5 g/t gold cut-off)

Oxide Gold Resources

Category	Million Tonnes	Gold Grade (g/t)	Ounces
Measured	8.00	1.34	344,000
Indicated	3.92	1.20	151,000
Inferred	5.28	1.03	175,000
TOTAL	**17.2**	**1.21**	**670,000**

Transitional Gold Resources

Category	Million Tonnes	Gold Grade (g/t)	Ounces
Measured	0.65	1.22	25,000
Indicated	1.07	1.43	49,000
Inferred	0.79	1.37	35,000
TOTAL	**2.51**	**1.35**	**109,000**

Sulphide Gold Resources

Category	Million Tonnes	Gold Grade (g/t)	Ounces
Measured	1.29	0.88	36,000
Indicated	2.89	0.96	90,000
Inferred	9.13	1.08	317,000
TOTAL	**13.3**	**1.03**	**443,000**

(Source: Golder Associates Sorowar Block Model - June 2005)



SIMBERI OXIDE PROJECT MINERAL RESOURCES (at 0.5g/t gold cutoff)

Deposit	Resource Category	Tonnes (million)	Grade (Au g/t)	Ounces ('000)	Comments
Sorowar	Measured	9.94	1.27	406	Estimated in 2005 by ordinary kriging. Includes transition and sulphide pods floating within the oxidised mineralisation.
	Indicated	7.88	1.14	289	
	Inferred	15.20	1.08	528	
	Meas+Ind	17.82	1.21	695	
	Meas+Ind+Inf	33.02	1.15	1,222	
Samat South	Measured	0.18	4.20	24	Estimated in 1996 by indicator kriging. Oxidised mineralisation only.
	Indicated	0.02	2.96	2	
	Inferred	0.02	2.19	2	
	Meas+Ind	0.20	4.09	26	
	Meas+Ind+Inf	0.22	3.88	28	
Samat North	Measured	0.33	2.05	22	Estimated in 1996 by indicator kriging. Oxidised mineralisation only.
	Indicated	0.07	0.87	2	
	Inferred	0.17	1.07	6	
	Meas+Ind	0.41	1.84	24	
	Meas+Ind+Inf	0.58	1.61	30	
Samat East	Measured				Estimated in 1996 by indicator kriging. Oxidised mineralisation only.
	Indicated	0.50	1.31	21	
	Inferred	0.07	1.49	3	
	Meas+Ind	0.50	1.31	21	
	Meas+Ind+Inf	0.56	1.33	24	
Pigiput	Measured	0.47	1.21	18	Estimated in 1996 by indicator kriging. Oxidised mineralisation only.
	Indicated	1.00	0.87	28	
	Inferred	1.49	0.89	43	
	Meas+Ind	1.48	0.98	46	
	Meas+Ind+Inf	2.97	0.93	89	
Pigibo	Inferred	2.10	1.10	74	Estimated in 1998 using inverse distance weighting. Oxidised mineralisation only.
Botlu South	Measured	1.22	1.14	45	Estimated in 1998 by indicator kriging. Oxidised mineralisation only.
	Indicated	0.45	1.23	18	
	Inferred	0.31	1.16	11	
	Meas+Ind	1.67	1.16	62	
	Meas+Ind+Inf	1.97	1.16	74	
Pigicow	Inferred	0.27	1.70	15	Estimated in 1998 using cross sectional area method. Oxidised mineralisation only.
Bekou	Inferred	0.06	4.00	8	Estimated in 1998 using cross sectional area method. Oxidised mineralisation only.
TOTAL	Measured	12.14	1.32	515	
TOTAL	Indicated	9.92	1.13	359	
TOTAL	Meas+Ind	22.06	1.23	874	
TOTAL	Inferred	19.70	1.09	690	
TOTAL	Meas+Ind+Inf	41.75	1.16	1,564	

ORE RESERVES

In October 2005, Gemcom completed updated pit optimisations and Ore Reserve estimates for Sorowar using the latest 2005 Mineral Resource block model, and for the three Samat deposits using the existing 2003 block models. As Botlu and Pigiput are not scheduled to be mined until year 6, the 2003 Ore Reserves were retained. Mining at Sorowar is proposed to be staged, with an initial bulk mining phase followed by a selective mining cutback and waste disposal within the existing void. The Samat, Botlu and Pigiput pits will be bulk mined.



PROVED AND PROBABLE ORE RESERVES

		Million Tonnes	Gold Grade (g/t)	Thousand Ounces
Sorowar[1]	Proved	8.07	1.32	343
	Probable	3.23	1.41	147
Samat South[2]	Proved	0.16	4.01	21
	Probable	0.06	4.44	9
Samat North[2]	Proved	0.21	2.60	18
	Probable	0.03	2.52	2
Samat East[2]	Probable	0.32	1.40	14
Botlu[3]	Proved	0.75	1.33	32
	Probable	0.16	1.61	8
Pigiput[3]	Proved	0.37	1.31	15
	Probable	0.17	1.25	7
Total	Proved	9.57	1.40	429
	Probable	3.97	1.47	187
GRAND TOTAL		**13.54**	**1.42**	**616**

[1] 2005 Mineral Resource estimate, 2005 pit optimisation, 2005 pit design, US$440/oz Au
[2] 2003 Mineral Resource estimate, 2005 pit optimisation, 2005 pit design, US$440/oz Au
[3] 2003 Mineral Resource estimate, 2003 pit optimisation, 2003 pit design, US$350/oz Au

In addition to the Ore Reserves, Inferred Mineral Resources inside pits are expected to contribute to future production. Inferred Mineral Resources of 2.2 million tonnes at 0.6 g/t Au lie inside the Sorowar final pit design, 0.1 million tonnes at 1.0 g/t Au lie inside the other pit designs, and 1.2 million tonnes at 1.3 g/t Au lie inside a pit shell at the Pigibo deposit. Future infill drilling at Pigibo is likely to upgrade these Mineral Resources to higher resource classifications.

Total Ore Reserves and Mineral Resources within designed pits are outlined below.

	Million Tonnes	Gold Grade (g/t)	Thousand Ounces
Proved	9.57	1.39	429
Probable	3.97	1.47	187
TOTAL ORE RESERVES	**13.54**	**1.42**	**616**
Inferred Resources	3.53	0.85	96
TOTAL MINERAL RESOURCES	**17.07**	**1.30**	**712**

Approximately 90% of the Ore Reserve is oxide material, and the remainder is transition and sulphide pods at Sorowar. Recent metallurgical testwork on typical Sorowar mineralisation indicates that previous estimates of gold extraction from transitional and sulphide material in other local deposits are not representative of Sorowar ore. Gold recoveries for all Sorowar material types within the pit design are now estimated to be 92% for oxide, 72% for transitional and 66% for sulphide materials.

Additional geotechnical testwork has resulted in rock strength estimates that are lower than expected, with consequent lower associated mining costs.

PROJECT DEVELOPMENT

The October 2005 Optimised Feasibility Study which was completed by Lycopodium confirmed that an economically and technically viable oxide gold mining project can be developed on Simberi Island.

Allied proposes to develop a low-cost open cut mining operation, planned to start initially at 1.37 million tpa in year 1 increasing to 1.5 million tpa in year 2. Oxide gold recoveries used range from 82% to 92%. The open cut mining operation will last approximately 10 years at an average annual production rate of 60,000 ounces pa, but is likely to exceed that with discovery of additional oxide resources.

Mining of the Samat deposits that are located nearest to the treatment plant will involve truck haulage of ore to the plant. However, over 70% of the ore will be mined from the Sorowar deposit where the ore will be sized and screened in pit and pumped as slurry to the treatment plant for leaching. Remaining ore from the other deposits will be trucked to the sizing and screening plant at Sorowar and pumped by pipeline to the treatment plant.

Processing of the ore will be facilitated using a simple flowsheet incorporating primary crushing, grinding to 80% passing 300 microns followed by a carbon in leach (CIL) circuit with a 16 hour residence time to yield optimal recoveries. Gold will be stripped from loaded carbon through a 4 tonne pressure Zadra circuit. A deep sea tailings placement (DSTP) disposal system will be used.

The capital costs to establish the mining operation are estimated to be approximately US$35 million. Once established, the mining operation will provide a solid foundation for continued exploration on Simberi, seeking additional oxide resources as well as deeper and higher-grade sulphide mineralisation, such as is known to exist beneath Pigiput and Samat. The open pit mining operation itself will provide geological and structural information of considerable value in directing further exploration. Exploration for both gold and base metals will continue on Tatau and Tabar Islands in conjunction with ongoing exploration and development work on Simberi Island.

Given Project approval and finance in Q4 2005 it is anticipated that construction could commence in January 2006, with first gold poured in December 2006.

In summary, the Simberi Gold Project has the following key attributes:

- Oxide gold project OFS was completed in October 2005
- Oxide gold project early-start construction activities ready to be implemented
- Allied has mandated RMB to provide Project finance.
- EPCM project engineers identified, discussions on construction and development ongoing
- Permits and Approvals in place
- Landowner, local community, Provincial and National Government support
- Planned future development of Simberi Sulphide Gold Project

INDUCED POLARISATION GEOPHYSICAL SURVEY

An initial Induced Polarisation (IP) geophysical orientation survey in 1997, conducted over known gold occurrences on Simberi Island, showed good correlation between chargeability, resistivity, near-surface clay-pyrite alteration and gold mineralisation intersected by drilling.

During June and July 2005, the 1997 IP data were re-processed to give better three-dimensional definition of the geophysical targets. At the same time, Allied contracted a more extensive dipole-dipole IP survey to be undertaken over the Sorowar, Pigiput and Samat areas. These new 2005 data were also processed and interpreted to generate multiple targets that are currently being drilled. As a consequence of the encouraging drilling results, Allied is acquiring geophysical IP equipment and proposes to continue dipole-dipole IP surveys over Simberi and the other islands in the near future.

Allied is committed to progressing the development of the Simberi Project as rapidly as possible. To achieve this aim further drilling is scheduled to expand the resources and reserves at the Sorowar deposit.


Ore Delivery Pipeline
Pipeline Access Road
CIL Plant Site
Camp Site
Pigiput Bay
Wharf
DSTP

TABAR ISLAND GROUP EXPLORATION – EL 609

Geology

On Tatau Island, a large area of intrusives in the centre of the island is characterised by high background copper geochemistry, with local weak secondary copper occurrences. Peripheral to this, in terrain dominated by volcanic fragmentals and extrusives with some porphyry intrusions, numerous epithermal style gold occurrences and anomalies have been identified.

The southern half of Tabar Island consists of a distinctive eroded volcanic caldera. Mafic lavas and volcanoclastics are dominant, with a small porphyritic, partially altered intrusion in the centre which probably marks the location of a former vent, and carries anomalous gold and copper values. The northern half of the island is formed from a cluster of several similar but smaller eroded calderas, with gold occurrences associated with alteration.

Induced Polarisation Geophysical Survey

Preparations for a dipole-dipole IP survey in southwest Tatau Island are in progress, with construction of a base camp and cutting of over 25 kilometres of lines already completed. The IP survey will commence in early 2006.



Exploration Strategy

The detailed, high resolution, airborne magnetic and radiometric geophysical survey carried out in 2005 has provided an excellent framework for ongoing exploration on all three main islands in the Tabar Group, confirming both existing anomalies and identifying additional ones that were not present in older data. The ongoing IP geophysical surveys will provide further subsurface chargeability and resistivity data that will facilitate effective drill targeting. While these geophysical anomalies do not specifically pinpoint gold mineralisation, they are very closely associated with known gold drill intercepts, and can be used with other geological and geochemical results to provide focus on the most prospective terrain. Allied anticipates that these methods, applied to both known and new prospects, will increase the existing Mineral Resource inventory on Simberi Island and provide a solid foundation for the discovery of additional mineralisation on the other islands.



OTHER PROJECTS

Mobile Mineral Processing and Evaluation Unit (MMPEU)

The modular gold treatment plant was designed by K.C. Dodd & Associates and built in 1997. It is a complete modular treatment plant designed with a nominal throughput of 25tph with equipment and circuits for:

- Two stage crushing
- Conventional ball milling
- Cyclone classification with gravity separation on the circulating load
- Carbon in pulp leaching and adsorption
- Continuous elution (stripping)
- Carbon regeneration
- Bullion smelting
- Reagent mixing

In 2000, the front end of the Plant (crushing, grinding and classification) was set up at the RAV 8 nickel deposit near Ravensthorpe for Tectonic Resources NL. A flotation circuit owned by Tectonic Resources NL followed the milling circuit.

The Plant was decommissioned in December 2001 after treating approximately 200,000 tonnes of ore and the equipment was dismantled and relocated to a storage facility in Perth. The equipment used at RAV 8 is in good condition and the remaining equipment has never been used and is therefore in 'as new' condition.

The design of the Plant offers the advantages of being able to be moved into a project site quickly and, if necessary, moved around that site with or without modification.

During the year under review the plant has not been in operational use although maintenance activity was conducted.

In March 2004 Allied entered into an Option Agreement with the promoters of Minera Colibri, a Peruvian gold exploration company, for the sale of the plant for a total consideration of $5,000,000, however, the option was not exercised.

Red Dam Gold Project

The Red Dam gold project is located near Coolgardie, Western Australia and is comprised of P16/1577 and P16/1578, and applications for M16/344 and P16/2078. The tenements cover a contiguous area of approximately 300ha. The project is located in a structural corridor containing current gold resources exceeding 5Moz. Deposits in this zone include Kundana, White Foil, Frogs Leg, the ABC Line, Mungari East and Carbine.

On 27 July 2004 Allied entered into an Option Agreement with Siberia Mining Corporation Ltd for the sale of the Red Dam gold project for a consideration of between $950,000 and $1,000,000. At the Option expiry date of 26 July 2005 the Option had not been exercised.

Mexico - Mapimi

Allied through its subsidiary company Nord Pacific de Mexico S.A de C.V. holds an exploitation licence covering 3,938ha in the Mapimi mining district of the Sierra Madre Occidental in the northeast part of the state of Durango, Mexico.

The project area is situated about 45 kilometres north-northwest of the major cities of Gomez Palacio and Torreon.

Allied's project area surrounds the historic Mapimi mining district (or Ojuela district) which historically produced high-grade silver, lead and zinc ore for Penoles at their smelter located at the nearby town of Mapimi during the period from about 1890 to 1920. Between 1920 and 1931 Mapimi ore was transported to smelters located at Torreon or Monterrey.

Hayward and Triplett (1931) report production from Penoles mining activities at Mapimi between 1893 to 1931 to be **3.8 million tonnes at 3.7g/t Au, 462g/t Ag and 14.9%Pb**. Although production figures for the pre- and post Penoles production period (from 1892 to the early 1930's) are less reliable, Megaw and others (1988) estimate overall production from the Mapimi mining centre (including Spanish production after discovery in 1598), principally from oxides of;

6 million tonnes:

in chimneys or pipes
- averaging
10% Pb, 15% Zn, 500g/t Ag, 3g/t Au

in mantos
- averaging
8.5% Pb, 11% Zn, 200g/t Ag

To better understand and assess the prospectivity of Allied's property and to plan future exploration programmes, field reconnaissance work was carried out during the year. As a result of this work, Allied considers that the Mapimi property holds excellent potential for the discovery of oxide/sulphide bearing polymetallic carbonate-hosted replacement deposits with excellent existing road access, favourable topography, a nearby rail line and supportive local community for mining activities.

Importantly, although the interpreted mineralised trend continues north into Allied's concession under transported cover material, apart from historic workings which crop out in the western and eastern parts of the area, the majority of the prospective trend has never been drilled or subjected to modern exploration other than limited CSAMT orientation geophysical surveys. Accordingly, Allied considers that future work programmes should predominantly focus on geophysical prospecting and drilling.

DIRECTORS' REPORT

The Directors present their report, together with the financial report of Allied Gold Ltd ("the Company") and its controlled entities for the year ended 30 June 2005.

DIRECTORS

The Directors of the Company in office during or since the end of the financial period are:

Mr Mark V Caruso

Mr Jeffrey J Moore

Mr David A Lymburn

Mr Gregory H Steemson (appointed 14 June 2005)

DIRECTORS' PARTICULARS

Mr Mark V Caruso – Chairman

Mr Caruso is a Director of Simto Australia Pty Ltd which is involved in mining, earthmoving and civil engineering construction earthworks. He is also a director of Mineral Commodities Limited (since September 2000) and CI Resources Limited (since October 2003). Former directorships of public listed companies in the last 3 years are Fortescue Metals Group Limited (June 2002 until November 2003) and ORT Limited (August 2003 until August 2005).

Mr Jeffrey J Moore – Managing Director

Mr Moore has more than 20 years of exploration and mining industry experience for Australian publicly listed companies since graduating as a geologist in Western Australia. During the last 15 years he has held board positions for several ASX listed companies gaining exposure to a range of commodities. Former directorship of public listed companies in the last 3 years is Mount Burgess Mining NL (September 1989 until January 2004).

Mr David A Lymburn – Director and Company Secretary

Mr Lymburn is a Chartered Accountant with over twenty years experience in accounting and corporate management roles, both in the accounting profession and in the commercial sector. He has served as Company Secretary and CFO of a number of small to medium sized public listed companies. He is also a director of Australian Ethanol Limited (since December 2002) and is Company Secretary of Mineral Commodities Limited and ORT Limited. Former directorships of public listed companies in the last 3 years are Allied Mining & Processing Limited (June 2002 until July 2003) and Asset Backed Holdings Limited (Dec 2004 until April 2005).

Mr Gregory H Steemson

Mr Steemson is a qualified geologist and geophysicist with an extensive background in exploration, development and management of mining projects. He is also a director of Mineral Commodities Limited (since January 2001) and Sandfire Resources NL (since June 2003). Former directorship of public listed companies in the last 3 years is Allied Mining & Processing Limited (June 2002 until July 2003).

As a junior exploration company the Board has not split out responsibilities to sub committees such as Remuneration or Audit Committees. These functions are performed by the Board as a whole.

DIRECTORS' MEETINGS

The number of directors' meetings and number of meetings attended by each of the Directors of the Company during the financial period under review are:

	Meetings held	Meetings attended
Mark Caruso	5	5
Jeffrey Moore	5	5
David Lymburn	5	5
Greg Steemson	n/a	n/a

DIRECTORS' REPORT

PRINCIPAL ACTIVITIES

The principal activity of the consolidated entity during the year was exploration for gold and other mineral resources. This has mainly involved exploration and evaluation of the Simberi Oxide Gold Project following the acquisition of an interest in the Simberi Mining Joint Venture and the Tabar Exploration Joint Venture pursuant to the merger by Plan of Arrangement with Nord Pacific Limited in September 2004.

The Company also owns the Red Dam Gold Project in Western Australia. During the year exploration on this project was carried out by Siberia Mining Corporation under the terms of an Option Agreement (see Review of Operations below).

The Company also owns a Mobile Mineral Processing and Evaluation Unit ("MMPEU"). This plant was not operational during the period. In the previous financial year the Company entered into an Option Agreement for the sale of the plant. This Option Agreement expired in the current year without a sale occurring.

REVIEW OF OPERATIONS

Pursuant to a Plan of Arrangement which became unconditional following approval by the Court of the Queens Bench New Brunswick on 20 September 2004, Allied Gold Limited acquired all of the ordinary issued shares in Nord Pacific Limited that it did not already own. Nord Pacific Limited therefore became a 100% subsidiary of the Company. Nord's principal asset was a 50% interest in the Simberi Mining Joint Venture (SMJV) and a 99% interest in the Tabar Exploration Joint Venture (TEJV). These joint ventures were established with Toronto listed Simberi Gold Corporation to pursue exploration and development of gold prospects in the Tabar Islands group located in the New Ireland Archipelago in eastern Papua New Guinea.

In November 2004 the Company entered into an agreement to acquire a further 37.5% interest in the SMJV and the remaining 1% of the TEJV. This transaction was settled in April 2005 at which point both the SMJV and TEJV were formally terminated and Simberi Gold Corporation continued with a 12.5% free carried interest in the Simberi Oxide Gold Project until the earlier of a decision to mine at the Simberi Oxide Gold Project or 31 December 2009.

During the year the Company conducted extensive exploration activities at the Simberi Oxide Gold Project as well as wider exploration of parts of the Tabar Islands group. The main object of the exploration at the Simberi Oxide Gold Project was to support a revision of a feasibility study undertaken in 2003. This revised feasibility study (Optimised Feasibility Study or OFS) was still in progress at the date of this report.

At the Red Dam Gold Project in Western Australia exploration activities in the period were conducted by Siberia Mining Corporation (SMC) pursuant to an Option Agreement entered into in July 2004. By payment of options fees totalling $150,000 SMC secured an exclusive option for 12 months to purchase the Red Dam Gold Project for $850,000. The Option Agreement has been extended, however a sale has not taken place.

As a result of the Nord acquisition the Company has acquired ownership of the Mapimi exploration project in Mexico. This is a poly–metallic prospect. During the year only a preliminary review of this prospect was undertaken.

RESULTS

The net operating result for the year is a loss of $1,950,724 (2004 : loss $934,385).

DIVIDENDS

No dividends have been paid or declared.

CHANGES IN STATE OF AFFAIRS

- **Acquisition of Nord Pacific Limited**

  The Plan of Arrangement was approved by Nord shareholders on 11 September 2004. On 17 September 2004 Allied Gold shareholders approved the issue of 22,170,176 shares to Nord shareholders in exchange for all the Nord shares on issue not already owned by Allied Gold, and the issue of 1,400,000 shares to Nord Resources Corporation in satisfaction of a debt owed by Nord. The Plan of Arrangement became unconditional following approval by the Court of the Queens Bench New Brunswick on 20 September 2004. With effect from this date Nord Pacific Limited became a 100% subsidiary of Allied Gold Limited.

CHANGES IN STATE OF AFFAIRS (CONTINUED)

- **Capital raisings**

  During the year the Company conducted a number of capital raisings to fund exploration activities, working capital and the acquisition of the additional interest in the Simberi Mining Joint Venture and Tabar Exploration Joint Venture from Simberi Gold Corporation at a cost of C$4,000,000. The Company also issued shares upon the conversion of debt to equity of convertible note funding which had been advanced by Mineral Commodities Limited during the previous and current financial year to assist funding the Nord acquisition process. The total number of new shares issued during the year was 92,079,817 representing new contributed equity of $18,639,264 (net of costs of capital raising). Further details of these issues are provided in note 15 to the financial statements.

SUBSEQUENT EVENTS

There has not arisen in the interval between the end of the financial period and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the Company, the results of those operations or the state of affairs of the Company in future financial periods.

LIKELY DEVELOPMENTS

It is the Company's intention to proceed with exploration and development of the Simberi Oxide Gold Project and wider exploration in the Tabar Islands group. Upon completion of the Simberi Oxide Gold Project Optimised Feasibility Study (expected October 2005) and on the basis it supports a decision to proceed to mine, it will be the Company's intention to secure a debt facility to partially fund the development of this project. Pending financial approval from project financiers and an equity raising to fund the equity portion the Company may be in a position to commence development in the first half of calendar year 2006.

In the opinion of the Directors it may prejudice the interests of the Company to provide additional information in relation to likely developments in the operations of the Company and the expected results of those operations in subsequent financial periods.

SHARE OPTIONS

The number of options for ordinary shares on issue at the date of this report is 25,057,411. 22,507,411 of these options are listed and 2,550,000 are unlisted (subject to escrow). Options do not entitle the holder to receive a dividend paid to ordinary shareholders, to a vote at shareholder meetings or to participate in any future share issues.

New issues of options and options exercised in the period is as follows;

Date of grant / exercise	No. of Options	Exercise Price	Expiry Date
Opening balance	19,925,000	$0.20	30 June 2007
12 November 2004	2,799,991	$0.20	30 June 2007
30 November 2004	861,420	$0.20	30 June 2007
28 January 2005	1,000,000	$0.20	30 June 2007
30 June 2005	500,000	$0.20	30 June 2007
Options exercised in the period	(29,000)	$0.20	30 June 2007
Balance at 30 June 2005	25,057,411	$0.20	30 June 2007

DIRECTORS' INTERESTS

The relevant interest of each Director in the share capital of the Company shown in the Register of Directors' Shareholdings as at the date of this report is:

Director	Ordinary Shares fully paid		Options	
	Direct	Indirect	Direct	Indirect
Mark Caruso	694,168	–	1,000,000	–
David Lymburn	154,115	215,885	500,000	100,000
Jeffrey Moore	–	90,000	–	–
Greg Steemson	165,927	44,007	1,000,000	–

REMUNERATION REPORT

In order to retain and attract executives of sufficient calibre to facilitate the efficient and effective management of the Company's operations, the board reviews the remuneration packages of all directors and executive officers on an annual basis and makes recommendations. Remuneration packages are reviewed with due regard to performance and other relevant factors. There are no service agreements currently in force and no employees entitled to more than 3 months notice as a termination benefit. Other than the matters noted below there is no component of directors and executives remuneration that is dependent on company performance.

Remuneration packages may contain the following key elements:

(a) Directors Fees;

(b) Salary & Consultancy;

(c) Benefits – including provision of motor vehicle, superannuation; and

(d) Incentive schemes – including performance related bonuses and share options.

The Board has agreed (subject to shareholder approval) to grant as an incentive arrangement to the Managing Director, Mr Jeffrey Moore, 1,000,000 30 June 2007 options exercisable at 30 cents and 1,000,000 30 June 2007 options exercisable at 40 cents. These options will be granted subsequent to shareholder approval which is to be sought at the Company's next annual general meeting.

The Company also intends to seek approval at the next annual general meeting for the introduction of an Employee Option Incentive Scheme.

Remuneration paid to directors in office at any time during the financial period was as follows. There was no share based compensation in the period.

	Primary				Equity	
	Directors' fees	Salary incl. benefits	Consulting fees	Super-annuation	Shares / Options	Total
Mark Caruso	84,000	–	–	4,500	–	88,500
Jeffrey Moore	–	164,612	–	14,086	–	178,698
David Lymburn	–	–	45,000	–	–	45,000
Greg Steemson	–	–	3,200	–	–	3,200
Total remuneration paid to directors in office	84,000	164,612	48,200	18,586	–	315,398

Prior to his appointment as a director Mr Steemson received $27,200 for services rendered to the Company as a consultant.

Other than the directors listed above there were no *Specified Executives*.

DIRECTORS' REPORT

SCHEDULE OF MINING TENEMENTS

Mining Tenements currently held by the Company are:

The Red Dam Project is comprised of P16/1577 and 1578, and applications for M16/344 and P16/2078. It is located approximately 50km north west of Kalgoorlie, Western Australia.

The Simberi Mining Joint Venture owns ML 136 covering the eastern portion of Simberi Island, the northernmost island of the Tabar group, off New Ireland, Papua New Guinea. The Tabar Exploration Joint Venture owns EL609 which covers all of Tatau and Tabar Islands, as well as the ground on Simberi Island not covered by ML136.

ENVIRONMENTAL REGULATIONS

In the course of its normal mining and exploration activities the Company adheres to environmental regulations imposed upon it by the various regulatory authorities, particularly those regulations relating to ground disturbance and the protection of rare and endangered flora and fauna. The Company has complied with all material environmental requirements up to the date of this report.

INSURANCE OF DIRECTORS AND OFFICERS

During the year, the Company has paid an insurance premium in respect of a contract indemnifying the Company's directors and officers. This contract prohibits disclosure of the nature of the liability and the amount of the premium.

OTHER INFORMATION

The registered office and principal place of business is Unit 15, 51–53 Kewdale Road, Welshpool, Western Australia, 6106

AUDITOR'S INDEPENDENCE DECLARATION

The auditor's Independence Declaration on page 6 forms part of the Directors' Report for the year ended 30 June 2005. This relates to the audit report, where they state that they have issued an independent declaration.

The Company's auditors did not provide any non-audit services during or since the end of the financial year.

Signed in accordance with a resolution of the Directors.

Mark Caruso

Chairman

Dated at Perth this 30th day of September 2005.

DECLARATION OF INDEPENDENCE
BY BDO CHARTERED ACCOUNTANTS TO THE DIRECTORS OF ALLIED GOLD LIMITED

BDO

Chartered Accountants
& Advisers

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

30 September 2005

The Directors
Allied Gold Limited
PO Box 235
WELSHPOOL WA 6986

Dear Sirs

DECLARATION OF INDEPENDENCE BY BDO CHARTERED ACCOUNTANTS TO THE DIRECTORS OF ALLIED GOLD LIMITED

To the best of my knowledge and belief, there have been:

- no contraventions of the auditor independence requirements of this Act in relation to the audit; and
- no contraventions of any applicable code of professional conduct in relation to this audit.

Yours faithfully

BDO
Chartered Accountants & Advisers

BC McVeigh
Partner

STATEMENTS OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 JUNE 2005

	Note	Consolidated 2005 $	Consolidated 2004 $	Company 2005 $	Company 2004 $
Revenue from ordinary activities	2	180,000	99,037	180,000	99,037
Revenue outside ordinary activities	2	190,115	33,629	163,247	33,629
Total Revenue from operating activities		370,115	132,666	343,247	132,666
Exploration and evaluation costs	3	–	(17,326)	–	(17,326)
MMPEU costs, including depreciation		(476,487)	(414,269)	(476,487)	(414,269)
General & administration expenses	3	(1,128,084)	(401,038)	(1,024,756)	(401,038)
Borrowing costs	3	(23,560)	(18,214)	(23,560)	(18,214)
Expenses of Nord Pacific Limited acquisition		(685,683)	–	(685,683)	–
Unrealised foreign exchange losses		(223,229)	–	–	–
Share of net result of associates using the equity method	10	216,204	(216,204)	–	–
Profit / (Loss) from ordinary activities before related income tax expense		(1,950,724)	(934,385)	(1,867,239)	(718,181)
Income tax expense relating to ordinary activities	4	–	–	–	-
Profit / (Loss) from ordinary activities after related income tax expense		(1,950,724)	(934,385)	(1,867,239)	(718,181)
Profit / (Loss) from ordinary activities after income tax expense attributed to members of the parent entity	16	(1,950,724)	(934,385)	(1,867,239)	(718,181)
Net exchange difference on translation of financial report of self sustaining foreign operations		58,652	–	–	-
Total revenue and expenses attributable to members of the parent entity and recognised directly in equity		(1,892,072)	(934,385)	(1,867,239)	(718,181)
Total changes in equity other than those resulting from transactions with owners as owners		(1,892,072)	(934,385)	(1,867,239)	(718,181)
Basic earnings (loss) per share (cents)	17	(2.7)	(3.3)		
Diluted earnings per share		n/a	n/a		

The statement of financial performance is to be read in conjunction with the notes to the financial statements.

STATEMENTS OF FINANCIAL POSITION

AS AT 30 JUNE 2005

	Note	Consolidated 2005 $	Consolidated 2004 $	Company 2005 $	Company 2004 $
CURRENT ASSETS					
Cash assets	5	4,373,904	981,332	4,330,591	981,332
Receivables	6	150,622	43,187	70,091	43,187
Other financial assets	7	93,100	22,080	93,100	22,080
Total Current Assets		4,617,626	1,046,599	4,493,782	1,046,599
NON-CURRENT ASSETS					
Property, plant and equipment	8	1,575,585	1,643,945	1,278,772	1,643,945
Exploration and development expenditure	9	15,616,266	804,981	829,943	804,981
Receivables	6	–	658,659	8,762,751	658,659
Other financial assets	10	–	–	5,988,251	–
Investment accounted for using the equity method	10	–	1,363,296	–	1,579,500
Total Non-Current Assets		17,191,851	4,470,881	16,859,717	4,687,085
Total Assets		21,809,477	5,517,480	21,353,499	5,733,684
CURRENT LIABILITIES					
Payables	11	1,129,276	379,315	447,500	379,315
Non – interest bearing liabilities	12	–	870,000	–	870,000
Provisions	13	84,531	4,279	69,292	4,279
Total Current Liabilities		1,213,807	1,253,594	516,792	1,253,594
NON-CURRENT LIABILITIES					
Interest bearing liabilities	14	–	415,410	–	415,410
Total Non Current Liabilities		–	415,410	–	415,410
Total Liabilities		1,213,807	1,669,004	516,792	1,669,004
NET ASSETS		**20,595,670**	**3,848,476**	**20,836,707**	**4,064,680**
EQUITY					
Contributed equity	15	23,422,127	4,782,861	23,422,127	4,782,861
Reserves	27	58,652	–	–	–
Accumulated losses	16	(2,885,109)	(934,385)	(2,585,420)	(718,181)
TOTAL EQUITY		**20,595,670**	**3,848,476**	**20,836,707**	**4,064,680**

The statement of financial position is to be read in conjunction with the notes to the financial statements.

STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2005

	Note	Consolidated 2005 $	Consolidated 2004 $	Company 2005 $	Company 2004 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Revenue received		180,672	99,037	210,000	99,037
Exploration and evaluation expenditure		(2,824,853)	(191,106)	(24,962)	(191,106)
Interest received		130,719	33,629	130,713	33,629
Interest paid		–	(2,804)	–	(2,804)
Payments to suppliers & employees		(1,274,314)	(248,574)	(964,241)	(248,574)
Expenses of Nord Pacific Limited acquisition		(685,683)	–	(685,683)	–
Net cash generated from (used in) operating activities	25	**(4,473,459)**	**(309,818)**	**(1,334,173)**	**(309,818)**
CASH FLOWS FROM INVESTING ACTIVITIES					
Payment for purchase of interest in project		(4,139,912)	–	–	–
Purchase of equity investments		(97,340)	(23,552)	(97,340)	(23,552)
Purchase of property, plant & equipment		(336,028)	–	(39,215)	–
Costs related to acquisition of controlled entity	10(b)	–	–	(98,660)	–
Cash acquired on purchase of controlled entity	10(b)	43,051	–	–	–
Funds advanced to controlled entities		–	–	(7,477,613)	–
Purchase of investment in associate		–	(1,579,501)	–	(1,579,501)
Funds advanced to associated entity		–	(658,659)	–	(658,659)
Net cash generated by (used in) investing activities		**(4,530,229)**	**(2,261,712)**	**(7,712,828)**	**(2,261,712)**
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from the issue of securities		12,682,044	2,503,799	12,682,044	2,503,799
Refund of oversubscriptions in share issues		(15,000)	–	(15,000)	–
Proceeds received for shares not yet issued		–	870,000	–	870,000
Proceeds from borrowings		300,000	400,000	300,000	400,000
Costs of raising equity capital		(570,784)	(220,938)	(570,784)	(220,938)
Net cash generated by financing activities		**12,396,260**	**3,552,861**	**12,396,260**	**3,552,861**
Net increase in cash held		**3,392,572**	**981,331**	**3,349,259**	**981,331**
Cash at beginning of financial year		981,332	1	981,332	1
Cash at end of financial year	5	**4,373,904**	**981,332**	**4,330,591**	**981,332**

The statement of cash flows is to be read in conjunction with the notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2005

1. SUMMARY OF ACCOUNTING POLICIES

(a) Basis of preparation

The financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers the economic entity of Allied Gold Limited and controlled entities, and Allied Gold Limited as an individual parent entity. Allied Gold Limited is a public listed company incorporated and domiciled in Australia.

The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

The accounts have been prepared on the basis that the entity can meet its commitments as and when they fall due and can therefore continue normal business activities, and the realisation of assets and liabilities in the ordinary course of business. In forming this opinion the directors have placed reliance on the reasonable expectation the Company will be successful in raising further equity capital and/or debt financing as and when required.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(b) Mineral Exploration, Evaluation and Development Expenditure

Mineral exploration expenditures and acquisition costs in relation to areas of interest have been written off in the year in which they are incurred on projects except where exploration and evaluation activities in the area have not yet reached a stage that permits reasonable assessment of the existence or otherwise of economically recoverable reserves.

When rights to tenure are held and expenditures have been expected to be recouped through development and economic exploitation of the area of interest, the exploration costs are capitalised and amortised against the estimated economical mine life once mining commences.

(c) Foreign Currency

Transactions

Transactions in foreign currencies have been converted at rates of exchange ruling on the date of those transactions. At balance date, amounts receivable and payable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Realised and unrealised gains and losses are brought to account in determining the profit or loss for the financial period.

Financial Reports of Overseas Operations

The assets and liabilities of foreign operations, including controlled entities, associates and joint ventures that are self sustaining, are translated at the rates of exchange ruling at balance date. Equity items are translated at historical rates. The statements of financial performance are translated at a weighted average rate for the year. Exchange differences arising on translation are taken directly to the foreign currency translation reserve until the disposal, or partial disposal of the operations.

(d) Acquisitions of Assets

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the assets given up at the date of acquisition plus costs incidental to the acquisition. Where shares are issued in an acquisition, the value of the shares is determined by reference to the fair value of the assets acquired, including goodwill where applicable.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value at the date of acquisition. The discount rate used is the rate at which a similar borrowing could be obtained under comparable terms and conditions.

Where the fair value of the identifiable net assets acquired, including any liability for restructuring costs, exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated.

(e) Non-Current Assets

Non-current assets are included at cost less any accumulated depreciation or amortisation. The carrying amount of non-current assets is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal.

Where the carrying amount of a non-current asset is greater than its recoverable amount the asset is revalued to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. To the extent that a revaluation decrement reverses a revaluation increment previously credited to, and still included in the balance of the asset revaluation reserve, the decrement is debited directly to that reserve. Otherwise the decrement is recognised as an expense in the statement of financial performance.

The expected net cash flows included in determining recoverable amounts of non-current assets are not discounted to their present values using a market-determined, risk adjusted discount rate.

Depreciation is calculated on a straight line method so as to write off the net cost of each non-current asset over its estimated useful life. The following estimated useful lives are used in the calculation of depreciation:

Plant & Equipment 5 – 15 years

(f) Receivables

Trade receivables and other receivables are recorded at amounts due less any provision for doubtful debts. Collectibility of trade receivables is reviewed on an ongoing basis.

(g) Accounts Payable

Trade and other accounts payable are recognised when the Company becomes obliged to make future payments resulting from the purchase of goods and services. The amounts are unsecured and are usually payable within standard trade terms.

(h) Cash

For the purposes of the statements of cash flows, cash includes deposits at call which are readily convertible to cash on hand and which are used in the cash management function on a day-to-day basis.

(i) Income Tax

Tax effect accounting principles have been adopted whereby the income tax expense has been calculated on pre-tax accounting profits after adjustment for permanent differences. The tax effect of timing differences, which occur when items are included or allowed for income tax purposes in a period different to that for accounting, is shown at current taxation rates in the provision for deferred income tax and future income tax benefit, as applicable. The Company and its controlled entities have not formed a tax consolidation group as at 30 June 2005.

(j) Revenue Recognition

Revenue from the sale of goods and disposal of other assets is recognised when the Company has passed control of the goods or other assets to the buyer.

Revenue from the rental of plant is recognised on an accruals basis.

Interest income is recognised when it is credited by the relevant financial institution.

(k) Inventories

Inventories are valued at the lower of cost and net realisable value.

(l) Earnings per share

Basic earnings per share

Basic earnings per share ("EPS") is calculated as net profit or loss, rather than excluding extraordinary items.

(l) Earnings per share (continued)

Diluted earnings per share

Diluted EPS earnings is calculated by adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, rather than including the notional earnings on the funds that would have been received by the entity had the potential ordinary shares been converted.

The diluted EPS weighted average number of shares includes the number of ordinary shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares, rather that the total number of dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average price.

The identification of dilutive potential ordinary shares is based on net profit or loss from continuing ordinary operations, not net profit or loss before extraordinary items and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary share.

(m) Segment reporting

The Company applies AASB 1005 Segment Reporting.

Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns.

(n) Leases

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

(o) Employee Entitlements

Provision is made for the company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount.

Contributions are made by the Company to employee superannuation funds and are charged as expenses when incurred.

(p) Principles of consolidation

The consolidated financial statements of the consolidated entity include the financial statements of the Company, being the parent entity, and its controlled entities. Where an entity either began or ceased to be controlled during the year, the results are included only from the date control commenced or up to the date control ceased. The balances and effects of transactions, between controlled entities included in the consolidated financial statements have been eliminated.

A list of controlled entities is included in note 10.

(q) Investments accounted for using the equity method

Associates are those entities over which the consolidated entity exercises significant influence and which are not intended for sale in the near future.

In the consolidated financial statements, investments in associates are accounted for using equity accounting principles. Investments in associates are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's equity accounted share of the associate's net profit or loss is recognised in the consolidated statement of financial performance from the date the significant influence commences until the date the significant influence ceases.

	Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $
2. REVENUE				
Revenue from Operating Activities				
Option fees received	180,000	99,037	180,000	99,037
Revenue from Operating Activities	180,000	99,037	180,000	99,037
Revenue from outside operating activities				
Interest received or due and receivable from unrelated entities	130,719	33,629	130,713	33,629
Other revenue	59,396	–	32,534	–
Total Revenue from outside operating activities	190,115	33,629	163,247	33,629
Total Revenue from Ordinary Activities	370,115	132,666	343,247	132,666
3. PROFIT / (LOSS) FROM ORDINARY ACTIVITIES				
Profit / (Loss) from ordinary activities before income tax has been arrived at after charging the following:				
Expenses				
Exploration expenditure written off	–	17,326	–	17,326
Depreciation – plant and equipment	404,389	354,855	404,389	354,855
Interest paid to other persons	–	132	–	132
Interest paid to related parties	23,560	18,082	23,560	18,082
Total borrowing costs	23,560	18,214	23,560	18,214
Diminution in value of listed securities	26,320	1,472	26,320	1,472
Movement in provision for employee entitlements	25,075	4,279	25,075	4,279
Corporate overheads	363,239	140,142	356,054	140,142
Staffing costs	378,295	91,471	320,248	91,471
Other administrative expenses	203,155	64,674	165,059	64,674
Management fees paid to related party	132,000	99,000	132,000	99,000
General & administrative expenses	1,128,084	401,038	1,024,756	401,038
4. INCOME TAX				
The prima facie tax on profit/(loss) from ordinary activities before income tax is reconciled to the income tax expense as follows:				
Prima facie tax (expense)/benefit on profit/(loss) from ordinary activities @ 30%	585,217	280,316	560,172	215,454
Tax effect of permanent differences	(243,303)	(82,944)	(218,258)	(18,082)
Tax effect of sundry timing differences	(36,217)	53,902	(36,217)	53,902
Under provision of net FITB in prior years	186,058	–	186,058	–
Future income tax benefits not brought to account	(491,755)	(251,274)	(491,755)	(251,274)
Income tax expense/(benefit) attributable to operating profit/(loss)	–	–	–	–

	Consolidated 2005 $	Consolidated 2004 $	Company 2005 $	Company 2004 $
4. INCOME TAX (continued)				
Estimated future income tax benefit arising from un-recouped deductions at balance date, for Australian tax resident entities.				
Revenue losses	743,029	251,274	743,029	251,274

The estimate of income tax benefit arising from unconfirmed tax losses (trading and capital) and accumulated exploration expenditure has not been brought to account at balance date, as realisation of the benefit is not regarded as virtually certain.

The benefit of these losses will only be realised if:

- future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;
- the conditions for deductibility imposed by tax legislation continue to be complied with; and
- no changes in tax legislation adversely affect the economic entity in realising the benefit.

In addition to the above Australian estimated future income tax benefits the consolidated entity has incurred significant expenditure in Papua New Guinea, some of which should give rise to taxable deductions. At this stage the Company is unable to reliably estimate the quantity of such future tax benefits.

There are no franking credits available.

The Company and its controlled entities have not formed a tax consolidation group as at 30 June 2005.

	Consolidated 2005 $	Consolidated 2004 $	Company 2005 $	Company 2004 $
5. CASH ASSETS – CURRENT				
Cash at bank	373,904	981,332	330,591	981,332
Bank bills and term deposits	4,000,000	–	4,000,000	–
	4,373,904	981,332	4,330,591	981,332
6. RECEIVABLES – CURRENT				
Net GST refundable	26,464	29,025	26,464	29,025
Other debtors and prepayments	124,158	14,162	43,627	14,162
	150,622	43,187	70,091	43,187
RECEIVABLES – NON CURRENT				
Amounts receivable from controlled entities	–	–	8,762,751	–
Amount receivable from associated entity	–	658,659	–	658,659
	–	658,659	8,762,751	658,659

The amount receivable from associated entity at the previous balance date was due from Nord Pacific Limited. Upon acquisition of 100% of Nord Pacific Limited this amount became part of the loan receivable from controlled entity, which at balance date is disclosed under note 10.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2005

	Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $
7. OTHER FINANCIAL ASSETS – CURRENT				
Investments in companies listed on a recognised stock exchange – shares at cost	120,892	23,552	120,892	23,552
Provision for diminution in value	(27,792)	(1,472)	(27,792)	(1,472)
Total investment in companies listed on a recognised stock exchange	93,100	22,080	93,100	22,080
Quoted market value of investments listed at balance date on a recognised stock exchange	93,100	22,080	93,100	22,080
8. PROPERTY, PLANT AND EQUIPMENT				
Plant and equipment – at cost	2,334,828	1,998,800	2,038,015	1,998,800
Accumulated depreciation	(759,243)	(354,855)	(759,243)	(354,855)
Total property, plant and equipment	1,575,585	1,643,945	1,278,772	1,643,945
Reconciliation of the carrying amount of plant and equipment at the beginning and end of the current and previous financial year.				
Plant and equipment				
Carrying amount at beginning of year	1,643,945	–	1,643,945	–
Acquisition of controlled entity	59,019	–	–	–
Additions	277,009	1,998,800	39,215	1,998,800
Disposal	–	–	–	–
Depreciation	(404,388)	(354,855)	(404,388)	(354,855)
Carrying amount at end of year	1,575,585	1,643,945	1,278,772	1,643,945
9. EXPLORATION AND DEVELOPMENT EXPENDITURE				
Exploration expenditure – costs				
carried forward in respect of areas of interest in:				
Exploration and evaluation phases	15,616,266	804,981	829,943	804,981
Total exploration and development expenditure	15,616,266	804,981	829,943	804,981
The ultimate recoupment of such costs is dependant on successful development and commercial exploitation, or alternatively sale of the exploration areas.				
Reconciliation of the carrying amount of mining tenements at the beginning and end of the current and the previous financial year:				
Carrying amount at beginning of year	804,981	–	804,981	–
Expenditure outlaid in cash and accrued	3,381,802	222,307	24,962	222,307
Shares issued for acquisition of interest	4,934,036	600,000	–	600,000
Cash paid for acquisition of interest	4,139,912	–	–	–
Expenditure classified as investment in, and loan to associated entity in previous period	2,238,159	–	–	–
Foreign currency translation	117,376	–	–	–
Write off discontinued projects	–	(17,326)	–	(17,326)
Carrying amount at end of year	15,616,266	804,981	829,943	804,981

	Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $
10 (a) INVESTMENT ACCOUNTED FOR USING THE EQUITY METHOD				
Investment in companies accounted for using the equity method – at cost	–	1,579,500	–	1,579,500
Equity accounting adjustments	–	(216,204)	–	–
	–	1,363,296	–	1,579,500

Details of the investment in associated entities is as follows:

		Consolidated	
		2005	2004
Name	Nord Pacific Limited		
Principal activity	Mineral Exploration		
Balance date	31 December		
	Ownership interest	n/a	44.2%
	Investment carrying amount	n/a	1,363,296

	$	$
Movements in carrying amount of investment in associated entities		
Carrying amount at beginning of year – Nord Pacific Limited	1,363,296	–
Investments in associate acquired during the year, at cost	–	1,579,500
Share of associate's net loss	176,810	(176,810)
Goodwill amortisation arising from equity accounting	39,394	(39,394)
Transfer to exploration and evaluation expenditure in the consolidated accounts.	(1,579,500)	–
Carrying amount at end of year – Nord Pacific Limited	–	1,363,296

The consolidated entity's share of aggregate assets and liabilities of the associated company is as follows:

	Consolidated	
		Nord Pacific Limited
	2005 $'000	2004 $'000
Current assets	–	321
Non current assets	–	1,901
Total assets	–	2,222
Current liabilities	–	414
Non current liabilities	–	964
Total liabilities	–	1,378
Net assets as reported by associate	–	844
Share of net profit from ordinary activities after income tax as reported by the associate	–	(177)

10 (a) INVESTMENT ACCOUNTED FOR USING THE EQUITY METHOD (continued)

In September 2004 pursuant to a merger by Plan of Arrangement, Allied Gold Limited acquired all the issued shares of Nord Pacific Limited that it did not already own. Accordingly at that time the investment in associate became part of the investment in controlled entity, at cost.

	Company 2005 $	Company 2004 $
10 (b) INVESTMENT IN CONTROLLED ENTITIES		
Unquoted investments – at cost		
Shares in controlled entities	5,988,251	–
	5,988,251	–

Controlled entities	Class of share	Place of Incorporation	Equity Holding 2005 %	Equity Holding 2004 %	Cost to Company 2005 $	Cost to Company 2004 $
Parent Entity						
Allied Gold Limited		Australia	–	–	–	–
Controlled Entities						
Aretrend Pty Ltd	Ord	Australia	100	100	–	–
Advance R & D Pty Ltd	Ord	Australia	100	100	–	–
Nord Pacific Limited, (i)						
and its controlled entities;	Ord	Canada	100	–	5,988,251	–
Simberi Gold Company Limited (ii)	Ord	PNG	100	–	–	–
Nord Australex Nominees (PNG) Limited (iii)	Ord	PNG	100	–	–	–
Nord Australex Nominees Pty Ltd (iv)	Ord	Australia	100	–	–	–
Hicor Corporation (iv)	Ord	United States	100	–	–	–
Compania Minera Nord Pacific de Mexico, S.A. de C.V. (v)	Ord	Mexico	100	–	–	–
					5,988,251	–

(i) Nord Pacific Limited and its wholly owned entities were acquired on 24 September 2004 and results of their activities are included from this date. Nord Pacific Limited was solely a holding company.

(ii) Simberi Gold Company Limited is the owner of Mining Licence 136 on the Tabar Islands

(iii) Nord Australex Nominees (PNG) Limited is the owner of Exploration Licence 609 on the Tabar Islands

(iv) These companies are inactive and are in the process of being de-registered

(v) Compania Minera Nord Pacific de Mexico is the owner of the Mapimi prospect

10 (b) INVESTMENT IN CONTROLLED ENTITIES (continued)

At 30 June 2004 the Company owned 44.2% of the issued shares of Nord Pacific Limited. On 24 September 2004 the Company acquired all of the remaining issued shares of Nord Pacific Limited pursuant to a Plan of Arrangement that was approved by the shareholders of Nord Pacific Limited, the shareholders of Allied Gold Limited and the Court of New Brunswick, Canada.

Details of the purchase consideration and the fair value of the net assets acquired is as follows.

	$
Cash consideration to acquire interest in associate in previous year	1,579,500
Less portion of investment in associate re-classified as loan to controlled entity	(333,945)
Cash outflow related to acquisition of controlled entity in the current year	98,660
Shares issued as purchase consideration (note 15)	4,934,036
Less those shares issued to repay a loan of Nord Pacific Limited	(280,000)
Purchase consideration	5,988,251
Fair value of net assets acquired	
Cash	43,051
Receivables	45,229
Property, plant & equipment	46,613
Exploration and development expenditure – Simberi and Tabar areas of interest	7,834,960
Payables and other liabilities	(615,594)
Borrowings	(1,366,008)
Total fair value of net assets acquired	5,988,251

	Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $
11. PAYABLES – CURRENT				
Trade payables – unsecured	702,358	149,047	240,785	149,047
Other payables and accruals – unsecured	426,918	230,268	206,715	230,268
	1,129,276	379,315	447,500	379,315
12. NON INTEREST BEARING LIABILITIES CURRENT				
Share application monies held on trust	–	870,000	–	870,000
13. PROVISIONS – CURRENT				
Employee entitlements	84,531	4,279	69,292	4,279
14. INTEREST BEARING LIABILITIES – NON CURRENT				
Other loans – related party	–	415,410	–	415,410

This loan was provided by Mineral Commodities Limited and as described more fully in note 23 it was converted to equity during the year.

	2005 Number of shares	2004 Number of shares	2005 $	2004 $
15. CONTRIBUTED EQUITY				
(a) Ordinary shares fully paid				
Balance at beginning of financial year	28,500,001	1	4,782,861	1
Shares issued to acquire Red Dam project and MMPEU	–	12,500,000	–	2,500,000
Shares issued to seed capital investors – October 2003	–	7,000,000	–	700,000
Shares issued pursuant to initial public offering – December 2003	–	9,000,000	–	1,800,000
Cash held on trust for options exercised but shares not issued at balance date	–	–	–	3,800
Placement – July 2004 at 20 cents	4,275,000	–	855,000	–
Acquisition of Nord Pacific Limited – October 2004 at 20 cents	23,570,178	–	4,714,036	–
Placement – November 2004 at 20 cents	8,400,000	–	1,680,000	–
Conversion of loan from Mineral Commodities Limited – November 2004 at 15.4 cents	4,805,446	–	738,971	–
Acquisition costs re Nord Pacific Limited – January 2005 at 22 cents	1,000,000	–	220,000	–
Placement January 2005 at 22 cents	2,272,727	–	500,000	–
Conversion of options – February 2005 at 20 cents	19,000	–	–	–
Placement – March 2005 at 22 cents	40,909,091	–	9,000,000	–
Share Purchase Plan – March 2005 at 22 cents	6,818,375	–	1,500,041	–
Conversion of options – April 2005 at 20 cents	10,000	–	2,000	–
Costs of capital raising	–	–	(570,784)	(220,939)
Balance at end of financial year	120,579,818	28,500,001	23,422,125	4,782,861

Fully paid ordinary shares entitle the holder to participate in dividends and to one vote.

(b) Options

Options granted and exercised during the period, and on issue at balance date are as follows.

Date and details of grant/exercise	No. of Options	Exercise Price	Expiry Date
Opening balance	19,925,000	$0.20	30 June 2007
Issued with placement of ordinary shares raising $1,680,000 – 12 November 2004	2,799,991	$0.20	30 June 2007
Issued with ordinary shares as part of the conversion of Mineral Commodities Limited convertible notes – 30 November 2004	861,420	$0.20	30 June 2007
Acquisition costs related to the Nord Pacific Limited merger – 28 January 2005	1,000,000	$0.20	30 June 2007
Issued to a former employee of Nord Pacific Limited to settle the balance of unpaid leave entitlements – 30 June 2005	500,000	$0.20	30 June 2007
Options exercised in the period	(29,000)	$0.20	30 June 2007
Balance at 30 June 2005	25,057,411	$0.20	30 June 2007

	Consolidated 2005 $	Consolidated 2004 $	Company 2005 $	Company 2004 $
16. ACCUMULATED LOSSES				
Accumulated losses at beginning of the year	(934,385)	–	(718,181)	–
Net profit (loss) attributable to members	(1,950,724)	(934,385)	(1,867,239)	(718,181)
Accumulated losses at end of the year	(2,855,109)	(934,385)	(2,585,420)	(718,181)

	Consolidated 2005	Consolidated 2004
17. EARNINGS (LOSS) PER SHARE		
Basic earnings (loss) per share (cents per share)	(2.7)	(3.3)
Weighted average number of ordinary shares outstanding during the year used in calculation of basic earnings per share	73,065,146	28,500,000
Net profit/(loss) used in the calculation of basic earnings per share	(1,950,724)	(934,385)

There is no dilutive earnings per share as the consolidated entity incurred a loss for the year.

There were 25,057,411 options with an exercise price of 20 cents and an expiry date 30 June 2007 on issue as at 30 June 2005. These have not been classified as potential ordinary shares and have not been used in a determination of dilutive earnings per share.

18. CONTINGENT LIABILITIES

On the Red Dam project there is a 2.5% gross royalty on gold production and a 2.5% net smelter royalty on other products.

There are no other contingent liabilities.

19. SUBSEQUENT EVENTS

There has not arisen in the interval between the end of the financial period and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the Company, the results of those operations or the state of affairs of the Company in future financial periods.

20. EMPLOYEES

The Company had five employees at balance date (2004: one).

	Consolidated 2005 $	Consolidated 2004 $	Company 2005 $	Company 2004 $
21. AUDITORS' REMUNERATION				
Amounts received or due and receivable by auditors for:				
Auditors of the parent entity				
Auditing – the financial report	24,771	17,850	24,771	17,850
Other services	–	4,000	–	4,000
	24,771	21,850	24,771	21,850

22. SEGMENT REPORTING

Geographical segments

The consolidated entity has the following two geographical segments

- Australia
- Papua New Guinea

(a) Geographical	Australia		Papua New Guinea		Consolidated	
	2005	2004	2005	2004	2005	2004
	$	$		$	$	
Revenue						
Total segment revenue	313,247	132,666	56,868	–	370,115	132,666
Total Revenue from ordinary activities	313,247	132,666	56,868	–	370,115	132,666
Result						
Segment result	(1,211,556)	(934,385)	(739,168)	–	(1,950,724)	(934,385)
Income Tax	–	–	–	–	–	–
Loss from ordinary activities after tax	(1,211,556)	(934,385)	(739,168)	–	(1,950,724)	(934,385)
Assets						
Segment assets	6,602,497	5,517,480	17,208,163	–	23,810,660	5,517,480
Segment liabilities	516,792	1,669,004	2,698,198	–	3,214,990	1,669,004
Net segment assets	6,085,705	3,848,476	14,509,965	–	20,595,670	3,848,476
Investment in equity method associates included in segment assets	–	1,363,296	–	–	–	1,363,296
Share of net loss of associate	216,204	(216,204)	–	–	216,204	(216,204)
Acquisition of property plant & equipment	39,215	1,998,800	237,794	–	277,009	1,998,800
Depreciation	404,389	354,855	–	–	404,389	354,855

Business segments

The consolidated entity operates in only one business segment, mineral exploration.

23. DIRECTORS AND RELATED PARTY TRANSACTIONS

There were no transactions with directors or director related entities during the financial period other than the payment of directors' remuneration as is disclosed on note 24.

Mineral Commodities Limited is the Company's major shareholder owning 15,417,008 shares or 12.8% of the Company's issued capital at balance date. Mineral Commodities Limited has supported the Company throughout the financial period by entering into the following transactions, all of which have been conducted on an arms length basis. Mark Caruso and Greg Steemson are directors of Mineral Commodities Limited.

- In previous financial periods Mineral Commodities Limited had provided the Company with $400,000 in loan funds by way of a convertible note, and there was an un-drawn facility of $300,000 at the previous balance date. This amount was also drawn-down in the current financial year. The loan was unsecured, had an interest rate of 9% compounded monthly and was repayable at call. The Company had the election to repay the loan in cash or by the issue of shares at a price of $0.20 each plus one free option for every three shares. The options are exercisable at $0.20 on or before 30 June 2007. In November 2004 the Company repaid the principal of $700,000 plus accrued interest of $38,970 by the issue of 4,805,446 fully paid ordinary shares and 861,420 options.
- Pursuant to a services agreement Mineral Commodities Limited has agreed to provide the Company with services including, accounting, clerical, secretarial and fully serviced office accommodation for a fixed monthly fee of $11,000. This agreement is for a 2 year term expiring 30 September 2005. The total amount charged for the period was $132,000.

24. DIRECTORS' AND EXECUTIVES' REMUNERATION

(a) The directors of Allied Gold Limited during the year were:

Mr Mark Victor Caruso : Chairman

Mr Jeffrey John Moore : Managing Director

Mr David Andrew Lymburn : Director and Company Secretary

Mr Gregory Hugh Steemson : Non executive director appointed 14 June 2005.

Other than the above there were no *Specified Executives*.

The Company's policy for determining the nature and amount of emoluments of board members and senior executives of the Company is as follows.

The Board of Directors of Allied Gold Limited is responsible for determining and reviewing compensation arrangements for the directors, managing director and the executive team. The Board of Directors assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Company.

(b) Remuneration of directors

	Primary					
2005	**Directors' fees**	**Salary incl. benefits**	**Consulting fees**	**Super-annuation**	**Equity Options**	**Total**
Mark Caruso	84,000	–	–	4,500	–	88,500
Jeffrey Moore	–	164,612	–	14,086	–	178,698
David Lymburn	–	–	45,000	–	–	45,000
Greg Steemson	–	–	3,200	–	–	3,200
Total remuneration paid to directors in office	84,000	164,612	48,200	18,586	–	315,398

2004	**Directors' fees**	**Salary incl. benefits**	**Consulting fees**	**Super-annuation**	**Options**	**Total**
Mark Caruso	22,500	–	–	2,025	25,000	49,525
Jeffrey Moore	–	58,618	–	5,084	–	63,702
David Lymburn	–	–	35,000	–	12,500	47,500
Greg Steemson	–	–	59,600	–	25,000	84,600
Total remuneration paid to directors in office	22,500	58,618	94,600	7,109	62,500	245,327

There was no directors' or executives remuneration paid in the prior year.

(c) Options granted as remuneration

There were no options granted to directors during the year.

(d) Option holdings of directors

Director	Balance at 1 July '04	Granted as remuneration	Options exercised	Balance at 30 June '05	Total vested 30 June '05	Total exercisable 30 June '05*
Mark Caruso	1,000,000	–	–	1,000,000	1,000,000	1,000,000
David Lymburn	600,000	–	–	600,000	600,000	600,000
Jeffrey Moore	–	–	–	–	–	–
Greg Steemson	1,000,000	–	–	1,000,000	1,000,000	1,000,000
	2,600,000	–	–	2,600,000	2,600,000	2,600,000

* Whilst these options are exercisable, any shares issued upon the exercise will be escrowed until the expiry of 24 months from listing on the Australian Stock Exchange, which means until December 2005.

(e) Shareholdings of directors

Director	Balance at 1 July '04	Received as remuneration	Options exercised	Net change other	Balance 30 June '05
Mark Caruso	494,168	–	–	100,000	594,168
David Lymburn	285,920	–	–	40,575	326,495
Jeff Moore	40,000	–	–	50,000	90,000
Greg Steemson	n/a	n/a	n/a	209,934	209,934
	820,088	–	–	400,509	1,220,597

25. RECONCILIATION OF OPERATING PROFIT/(LOSS) FROM ORDINARY ACTIVITIES TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES

	Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $
Operating profit/(loss) before income tax	(1,950,724)	(934,385)	(1,867,239)	(718,181)
Depreciation	404,389	354,855	404,389	354,855
Borrowing costs not paid in cash	23,560	15,410	23,560	15,410
Provision for diminution of investments in listed companies	26,320	1,472	26,320	1,472
Provision – employee entitlements	80,252	4,279	65,013	4,279
Equity accounting adjustments	(216,204)	216,204	–	–
Unrealised foreign exchange gain	(58,724)		(2,534)	–
Exploration expenditure capitalised	(2,781,802)	(173,781)	(24,962)	(173,781)
Other	(43,052)	–		–
Changes in assets and liabilities during the year:				
(Increase) decrease in receivables	(107,435)	(43,187)	(26,904)	(43,187)
Increase (decrease) in payables	149,961	249,315	68,184	249,315
Net cash generated by (used in) operating activities	(4,473,459)	(309,818)	(1,334,173)	(309,818)

Credit or standby arrangements

Other than the convertible note loan facility provided by Mineral Commodities Limited, there are no credit or standby arrangements available to the Company.

25. RECONCILIATION OF OPERATING PROFIT/(LOSS) FROM ORDINARY ACTIVITIES TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES (continued)

Non cash financing and investing activities

Nord Pacific Limited acquisition

As disclosed elsewhere in this annual financial report the Company acquired all the issued ordinary shares in Nord Pacific Limited it did not already own by the issue of a total of 23,570,176 Allied Gold Limited shares.

Also, as disclosed elsewhere in this annual financial report the Company repaid convertible notes owing to Mineral Commodities Limited by the issue of 4,805,446 ordinary shares and 861,420 options exercisable at 20 cents on or before 30 June 2007.

26. FINANCIAL INSTRUMENTS

(a) Credit Risk Exposures

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Consolidated Entity. The Consolidated Entity has adopted the policy of only dealing with credit worthy counterparties and obtaining sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults. The Consolidated Entity measures credit risk on a fair value basis.

The Consolidated Entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

The carrying amount of financial assets recorded in the financial statements, net of any provisions for losses, represents the consolidated entity's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

(b) Interest Rate Risk

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out in the following table:

2005 Financial Assets	**Weighted Average interest rate %**	**Floating interest rate $**	**Fixed interest maturing in 1 year or less $**	**Non-interest bearing $**	**Total $**
Cash	5.0%	4,373,904	–	–	4,373,904
Receivables		–	–	150,622	150,622
Listed Shares		–	–	93,100	93,100
		4,373,904	–	243,722	4,617,626
Financial Liabilities					
Payables		–	–	1,129,276	1,129,276
		–	–	1,129,276	1,129,276
Net financial assets		4,373,904	–	(885,554)	3,488,350

26. FINANCIAL INSTRUMENTS (continued)

2004 Financial Assets

	Weighted Average interest rate %	Floating interest rate $	Fixed interest maturing in 1 year or less $	Non-interest bearing $	Total $
Cash	4.0%	981,332	–	–	981,332
Receivables		–	–	43,187	43,187
Listed Shares		–	–	22,080	22,080
Equity accounted investment		–	–	1,363,296	1,363,296
Receivable from associate	3.25%	658,659	–	–	658,659
		1,639,991	–	1,428,563	3,068,554
Financial Liabilities					
Payables		–	–	379,315	379,315
Non interest bearing liabilities		–	–	870,000	870,000
Interest bearing liabilities	9.0%	–	415,410	–	415,410
		–	415,410	1,249,315	1,664,725
Net financial assets		1,639,991	(415,410)	179,248	1,403,829

	2005 $	2004 $
Reconciliation of Net Financial Assets to Net Assets		
Net financial assets as above	3,488,350	1,403,829
Non financial assets and liabilities		
Property, plant and equipment	1,575,585	1,643,945
Exploration & development	15,616,266	804,981
Provisions	(84,531)	(4,279)
Net assets per Statement of Financial Position	20,595,670	3,848,476

(c) Net Fair Value

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values, determined in accordance with the accounting policies disclosed in note 1 to the financial statements.

(d) Unrecognised financial instruments

The Company and controlled entities do not have any unrecognised financial instruments.

	Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $
27. RESERVES				
Foreign currency translation reserve	58,652	–	–	–
Total reserves	58,652	–	–	–

The foreign currency translation reserve records the unrealised foreign currency differences arising from the translation of self sustaining foreign operations and the translation of foreign currency monetary items forming part of the net investment in a self sustaining operation.

28. COMMITMENTS

(a) Leasing Commitments

The Company and controlled entities do not have any operating or finance lease commitments.

(b) Exploration Tenement Leases – Commitments for Expenditure.

In order to maintain current rights of tenure to Australian and PNG exploration tenements, the Company and consolidated entity is required to outlay lease rentals and to meet the minimum expenditure requirements of $86,517 over the next financial year (2004: $14,720). Financial commitments for subsequent periods are contingent upon future exploration results and cannot be estimated. These obligations are subject to renegotiation upon expiry of the exploration leases or when application for a mining licence is made and have not been provided for in the accounts. These obligations are not provided for in the accounts.

29. INTERNATIONAL FINANCIAL REPORTING STANDARDS

Allied Gold Limited is in the process of transitioning its accounting policies and financial reporting from current Australian Accounting Standards (AGAAP) to Australian equivalents of International Financial Reporting Standards (AIFRS) which will be applicable for the financial year ended 30 June 2006. In 2005 the Company in conjunction with its external advisors conducted impact assessments to identify key areas that would be impacted by the transition to AIFRS.

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS and our best estimate of the quantitative impact of the changes on total equity as at the date of transition and 30 June 2005 and on net profit for the year ended 30 June 2005.

The figures disclosed are management's best estimates of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report. The actual effects of transition to AIFRS may differ from the estimates disclosed due to:

a) Ongoing work being undertaken;

b) Potential amendments to AIFRSs and Interpretations thereof being issued by the standard-setters and IFRIC, and

c) Emerging accepted practice in the interpretation and application of AIFRS and UIG Interpretations.

Reconciliation of AIFRS Statement of Cash Flows

No impacts are expected to the cash flows presented under AGAAP on adoption of AIFRS

The board members are of the opinion that the key differences in Allied's accounting policies, which will arise from the adoption of IFRS are:

- **Impairment of Assets**

Under AASB 136 Impairment of Assets the recoverable amount of an asset is determined as the higher of net selling prices and value in use. This will result in a change in Allied's current accounting policy, which determines the recoverable amount of an asset on the basis of discounted cash flows

The Directors have determined that there were no impairment indicators at 30 June 2005, therefore no impairment gain/loss has been recognised.

29. INTERNATIONAL FINANCIAL REPORTING STANDARDS

- **Income Taxes**

The application of AASB 112 Income Taxes could result in increases in deferred tax assets and deferred tax liabilities as a consequence of the recognition of deferred taxes associated with fair value adjustments in relation to business combinations, revaluations of land and buildings and investments in associates.

Deferred tax assets could also increase due to the differing requirements for the recognition of carried forward tax losses. The value of the carried forward tax losses is sufficient to offset the arising deferred tax liability as a result of the first time adoption of this standard.

- **Share Based Payments**

Under AASB 2 Share based payments, from 1 July 2004 the group is required to recognise as an expense those options that had not vested until after 1 January 2005. This will result in a change in the current accounting policy under which no expense was recognised for the granting of options.

If the policy required for AASB 2 had been applied during the year ended 30 June 2005, there would have been no effect on the financial statements.

- **Exploration and Evaluation Expenditure**

Under AASB 6 "Exploration for and Evaluation of Mineral Resources" the company is only able to capitalise expenditure to the extent that it is directly attributable to an area of interest. The company must also evaluate if there have been any impairment events on this capitalised expenditure to the extent that an area of interest is no longer being pursued. The application date for this standard is 1 January 2005. The directors have evaluated the consequences of the first time adoption of this standard, and have determined that there will be no effect upon first time adoption.

- **Translation of Foreign Subsidiaries**

The group currently translates the accounts of integrated foreign operations using the temporal method whereby exchange differences are recognised in the consolidated statement of financial performance. Australian equivalents to IFRSs do not distinguished between integrated and self-sustaining foreign operations and all investments in foreign subsidiaries with a functional currency different to the group presentation currency will be translated using the closing rate. The impact of adopting the new policy is not material for the year end 30 June 2005 and as such has not been brought into account. There will be no impact on the opening balance sheet as at 1 July 2004.

- **Classifications of Financial Instruments**

Under AASB 139 Financial Instruments: Recognition and Measurement, financial instruments will be required to be classified into one of the five categories which will, in turn, determine the accounting treatment of the item. The classifications are:

- loans and receivables – measured at amortised cost;
- held to maturity – measured at amortised cost;
- held to trading – measured at fair value changes charged to net profit or loss;
- available for sale – measured at fair value with fair value changes taken to equity; and
- non-trading liabilities – measured at amortised cost

This will result in a change in the current accounting policy that does not classify financial instruments. The directors have determined that there will be no impact to the company as a result of adopting this standard.

DIRECTORS' DECLARATION

The Directors of Allied Gold Ltd declare that:

1. The financial statements comprising the statements of financial performance, position and cash-flows and notes are in accordance with the Corporations Act 2001, and:
   (a) give a true and fair view of the financial position of the company and economic entity as at 30 June 2005 and of its performance, for the period ended on that date; and
   (b) comply with Accounting Standards and the Corporations Regulations 2001; and
2. In the directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
3. The directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A.

Signed in accordance with a resolution of the Directors:



Mark Caruso
Chairman

Dated at Perth this 30th day of September 2005

INDEPENDENT AUDIT REPORT

TO THE MEMBERS OF ALLIED GOLD LTD

BDO

Chartered Accountants
& Advisers

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

SCOPE

The Financial Report and Directors' Responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Allied Gold Limited (the company), for the year ended 30 June 2005.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We have conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

INDEPENDENCE

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

The independence declaration has been given to the directors in accordance with section 307C.

AUDIT OPINION

In our opinion, the financial report of Allied Gold Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the company's financial position as at 30 June 2005 and of its performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

INDEPENDENT AUDIT REPORT
TO THE MEMBERS OF ALLIED GOLD LTD

INHERENT UNCERTAINTY REGARDING CONTINUATION AS A GOING CONCERN, RECOVERABILITY OF INVESTMENTS AND RECOVERABILITY OF EXPLORATION EXPENDITURE

Without qualification to the opinion expressed above, attention is drawn to the following matters.

As disclosed in Note 1 (a), the realisation / recoverability of investment in Nord Pacific and capitalised expenditure is dependent upon the company's ability to successfully raise equity and/or debt financing in order to provide necessary funding for successful development and commercial exploitation of these assets.

BDO
Chartered Accountants

B G McVeigh
Partner

Perth
30 September 2005

STATEMENT OF CORPORATE GOVERNANCE

The Board of Directors of Allied Gold Limited has adopted the following set of principles for the corporate governance of the Company. These principles establish the framework of how the Board carries out its duties and obligations on behalf of the shareholders and were in place throughout the financial year.

THE BOARD OF DIRECTORS

Role of the Board

The Board of Directors is responsible for setting the strategic direction and establishing the policies of Allied Gold Limited and the consolidated entity. It is responsible for overseeing the financial position, and for monitoring the business and affairs of the Company and the consolidated entity on behalf of the shareholders, by whom the directors are elected and to whom they are accountable. It also addresses issues related to internal controls and approaches to risk management.

Composition of the Board

The directors' report contains details of the directors' qualifications, experience and special responsibilities.

Under the Constitution the minimum number of directors is three and the maximum is ten. Directors are not appointed for a fixed term. At each annual general meeting one third of the directors other than the Managing Director must resign by rotation, with those serving the longest resigning first. Resigning directors may stand for re-election.

Presently the Board comprises four directors. Mr Mark Caruso is the Chairman, which is not an executive role. Mr Jeff Moore is the Managing Director and is responsible for managing the operations of the Company. Mr David Lymburn is a Director and is also the Company Secretary. In this capacity he is responsible for corporate compliance and financial administration. Mr Greg Steemson is a non-executive director.

Details of directors' shareholdings are disclosed in the directors' report and financial report. There are no retirement schemes other than the payment of statutory superannuation contributions.

Any equity based compensation of directors is required to be approved in advance by shareholders.

CHAIR AND MANAGING DIRECTOR

The Company maintains that there must be a separation between the roles of Chairman and the Managing Director.

The Chairman is an independent person who is not involved in day to day management. The Managing Director is responsible for supervising the management of the business as designated by the Board. This ensures the appropriate independent functioning of the Board and management.

INDEPENDENT PROFESSIONAL ADVICE

The Company has procedures enabling any director or committee of the Board to seek external professional advice as considered necessary, at the Company's expense subject to prior consultation with the Chairman. A copy of any advice sought by a director would be made available to all directors.

CONFLICT OF INTEREST

In the event that a potential conflict of interest may arise, involved directors must withdraw from all deliberations concerning the matter. They are not permitted to exercise any influence over other Board members.

SHAREHOLDERS RELATIONS AND COMMUNICATIONS

The Company's shareholders are responsible for voting on the appointment of directors. The Board informs shareholders of all major developments affecting the Company by:

- Preparing half yearly and annual financial reports and making these available to all shareholders.
- Advising the market of matters requiring disclosure under Australian Stock Exchange Continuous Disclosure Rules.
- Maintaining a record of significant ASX announcements on the Company's website.
- Submitting proposed major changes in the Company's affairs to a vote of shareholders, as required by the Corporations Law.

STATEMENT OF CORPORATE GOVERNANCE

- Reporting to shareholders at annual general meetings on the Company's activities during the year. All shareholders that are unable to attend these meetings are encouraged to communicate issues or ask questions by writing to the Company.
- As a consequence of the merger by Plan of Arrangement with Nord Pacific Limited, Allied Gold Limited has more than 300 shareholders resident in the United States of America and accordingly is a foreign private issuer under US Securities Laws. This means that all public announcements made in Australia must also be filed in the United States (and Canada), and the annual financial statements must be filed on Form 20-F. This requires a reconciliation to US GAAP reporting and requires adherence to Sarbannes-Oxley compliance for US reporting.

BOARD COMMITTEES

The entire Board undertakes the function of an Audit Committee. The duties of this committee include:

- to be the focal point of communication between the Board, management and the external auditor;
- to recommend and supervise the engagement of the external auditor and monitor auditor performance;
- review the effectiveness of management information and other systems of internal control;
- review all areas of significant financial risk and arrangements in place to contain those to acceptable levels;
- review significant transactions that are not a normal part of the Company's business;
- review the year end and interim financial information and ASX reporting statements;
- to monitor the internal controls and accounting compliance with the Corporations Act, ASX Listing Rules, external audit reports and ensure prompt remedial action where required; and
- review the Company's financial statements and accounting procedures.

The Company's auditor is invited to attend the annual general meeting and the Company supports the principle of the auditor being available to answer questions on the conduct of the audit and the content of the audit report.

The Board has not formally constituted a Nomination Committee or a Remuneration Committee. The whole Board conducts the functions of a Nomination Committee and Remuneration Committee.

INTERNAL CONTROL FRAMEWORK AND BUSINESS RISK MANAGEMENT

The Board acknowledges that it is responsible for the overall internal control framework, but recognises that no cost effective internal control system will preclude all errors and irregularities. To assist in discharging this responsibility the Board has instigated an internal control framework that includes the following.

- Financial reporting – there is a comprehensive budgeting and forecasting system with updates provided to the Board at each Board meeting. Periodic reports are provided to the Board. Quarterly, half yearly and annual reports are prepared in accordance with the Corporations Act and ASX Listing Rules.
- The Managing Director and the Company Secretary are required to confirm in writing that the Company's financial reports present a true and fair view, in all material respects, of the Company's financial condition and operational results and are in accordance with relevant accounting standards.
- The Company has written policies covering health, safety and the environment.

ETHICAL STANDARDS

The Board adopts a proactive approach to promoting the practice of high ethical standards. All directors and employees are expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the Company, in the following areas;

- professional conduct,
- dealings with suppliers, advisers and regulators,
- dealings with the community and specifically in dealings with traditional landowners, and
- dealings with other employees.

STATEMENT OF CORPORATE GOVERNANCE

PRIVACY

The company has resolved to comply with the National Privacy Principles contained in the Privacy Act 1988, to the extent required for a company the size and nature of Allied Gold Limited.

ASX GUIDELINES ON CORPORATE GOVERNANCE

Pursuant to ASX Listing Rules the Company must provide a statement disclosing the extent to which the ASX best practice recommendations have not been followed in the reporting period. Below the Company provides an explanation of any areas where Allied Gold Limited does not presently comply withy ASX best practice recommendations.

A majority of the Board of directors is not comprised of independent directors under the ASX definition of independent, and the Chairman is not an independent director.

Mr Mark Caruso is the Managing Director of Mineral Commodities Limited, a company that controls 12.8% of the issued shares of the Company. Mr Greg Steemson is a also a director of Mineral Commodities Limited and Mr David Lymburn is the Company Secretary. ASX considers that a person with an interest in a company with a substantial shareholding in the reporting company is not independent.

Mr Jeff Moore as the Managing Director is an executive employee and therefore by definition is not an independent director.

Each individual member of the Board is satisfied that whilst the Company may not comply with a strict interpretation of this particular best practice recommendation, the Board always acts with independence and in accordance with the Statement of Corporate Governance.

The ASX guidelines prescribe that a Company should have a written policy regarding trading in the Company's securities. The Company does not presently have a written policy. However the practices followed in this respect are as follows;

- Directors are bound by disclosure agreements in the form recommended by ASX.
- The Company adheres to a regime of continuous disclosure as prescribed by the ASX Listing Rules and actively promotes confidentiality in all its dealings, and encourages such a practice with all staff and key consultants. This culture of confidentiality is designed to protect the integrity of the Company's intellectual property and "commercial in confidence" dealings. Another consequence of this culture is to exclude the notion of insider trading or abuse of confidential information.

The ASX guidelines also prescribe that the Company should maintain a dedicated corporate governance information section on its website. Such a dedicated information section is not presently available on the Company's website, although the annual financial report will be posted to the website and the Statement of Corporate Governance can be viewed there.

SHAREHOLDER INFORMATION

Additional information required by the Australian Stock Exchange Ltd Listing Rules and not disclosed elsewhere in this report.
This information is current as at 30 September 2005.

TWENTY LARGEST SHAREHOLDERS

Name	Number of ordinary shares	Percentage of issued shares
Mineral Commodities Limited	15,987,923	13.26%
HSBC Custody Nominees (Australia) Limited	5,512,195	4.57%
Nord Resources Corporation	5,097,561	4.23%
Mark R Welch and Sharon Welch	4,112,800	3.41%
National Nominees Limited	3,337,351	2.77%
Nefco Nominees Pty Ltd	2,981,763	2.47%
ANZ Nominees Limited	2,789,125	2.31%
Katherine Yule	2,625,000	2.17%
Westpac Custodian Nominees Limited	2,532,700	2.10%
RBC Global Services Australia Nominees Pty Ltd	2,159,087	1.79%
William G Martin and Beverley M Martin	2,000,000	1.66%
Citicorp Nominees Pty Limited	1,969,446	1.63%
W Pierce Carson	1,663,682	1.38%
C3D Holdings Pty Ltd	1,626,804	1.35%
Wolf Gerhard Martinick	1,388,525	1.15%
IEC Investments Pty Ltd	1,000,000	0.83%
Kingarth Pty Ltd	1,000,000	0.83%
Elaine Sandra Melville	1,000,000	0.83%
Piccadilly Properties Limited	1,000,000	0.83%
Toltec Holdings Pty Ltd	773,525	0.64%
	60,557,487	**50.22%**

SHAREHOLDER INFORMATION

TWENTY LARGEST OPTION HOLDERS

Name	Number of options	Percentage of issued options
Mineral Commodities Limited	3,047,493	12.16%
Geraldton Agricultural Services Pty Ltd	1,019,537	4.07%
C3D Holdings Pty Ltd	1,000,000	3.99%
Mark Victor Caruso	1,000,000	3.99%
Gregory Hugh Steemson	1,000,000	3.99%
Michael Kipling Mazalevskis	702,311	2.80%
Elaine Sandra Melville	600,000	2.39%
David Andrew Lymburn	500,000	2.00%
Anthony Grant Melville	500,000	2.00%
John Casimir Syriatowicz	500,000	2.00%
Kathryn Yule	491,667	1.96%
Robert Cameron Galbraith	466,667	1.86%
Classic Caterers Pty Ltd	400,000	1.60%
Peter Randall Thompson	400,000	1.60%
Wolf Gerhard Martinick	325,000	1.30%
Kevin Anthony Leo and Leticia Leo	310,000	1.24%
Christopher Caruso	300,000	1.20%
EL Aura Pty Ltd	300,000	1.20%
Lorraine Gaitskell	300,000	1.20%
Kok Pheng Hui	290,000	1.16%
	13,452,675	**53.70%**

DISTRIBUTION OF SHAREHOLDERS AND OPTIONHOLDERS

Range of holdings	Number of shareholders	Number of shares	Number of optionholders	Number of options
1 – 1,000	433	168,682	2	1,163
1,001 – 5,000	405	1,112,652	18	61,174
5,001 – 10,000	265	2,255,994	166	1,583,050
10,001 – 100,000	718	25,934,635	183	6,191,572
100,001 – and over	161	91,107,854	45	17,220,452
Total holders	**1,982**	**120,579,817**	**414**	**25,057,411**

MARKETABLE PARCELS

Number of shareholders holding less than a marketable parcel of ordinary shares is 503.

VOTING RIGHTS

Every ordinary shareholder present in person or by proxy at meetings of shareholders shall have one vote for every share held.

Option holders have the right to attend meetings but have no voting rights until the options are exercised.

SUBSTANTIAL SHAREHOLDERS

Mineral Commodities Limited is a substantial shareholder with a relevant interest in 15,987,923 shares representing 13.26% of the issued ordinary shares.

SHAREHOLDER INFORMATION

RESTRICTED SECURITIES

The Company has the following restricted securities:

Security description	Number of restricted securities	Expiry of restriction period
Ordinary shares	2,155,141	8 December 2005
Options expiring 30 June 2007 exercisable at $0.20 each	500,000	9 November 2005
Options expiring 30 June 2007 exercisable at $0.20 each	2,550,000	8 December 2005

UNQUOTED SECURITIES

There are no unquoted securities other than the restricted securities noted above.

SHARE BUY BACKS

There is no current on market share buy back.

USE OF FUNDS (LISTING RULE 4.10.19)

The Company confirms that it has used the cash assets it had at the time of admission in a way consistent with its business objectives.



ALLIED GOLD LTD

ABN 86 104 855 067

ANNUAL FINANCIAL REPORT

30 JUNE 2005

DIRECTORS' REPORT

The Directors present their report, together with the financial report of Allied Gold Ltd ("the Company") and its controlled entities for the year ended 30 June 2005.

DIRECTORS

The Directors of the Company in office during or since the end of the financial period are:

Mr Mark V Caruso
Mr Jeffrey J Moore
Mr David A Lymburn
Mr Gregory H Steemson (appointed 14 June 2005)

DIRECTORS' PARTICULARS

Mr Mark V Caruso - Chairman
Mr Caruso is a Director of Simto Australia Pty Ltd which is involved in mining, earthmoving and civil engineering construction earthworks. He is also a director of Mineral Commodities Limited (since September 2000) and CI Resources Limited (since October 2003). Former directorships of public listed companies in the last 3 years are Fortescue Metals Group Limited (June 2002 until November 2003) and ORT Limited (August 2003 until August 2005).

Mr Jeffrey J Moore – Managing Director
Mr Moore has more than 20 years of exploration and mining industry experience for Australian publicly listed companies since graduating as a geologist in Western Australia. During the last 15 years he has held board positions for several ASX listed companies gaining exposure to a range of commodities. Former directorship of public listed companies in the last 3 years is Mount Burgess Mining NL (September 1989 until January 2004).

Mr David A Lymburn – Director and Company Secretary
Mr Lymburn is a Chartered Accountant with over twenty years experience in accounting and corporate management roles, both in the accounting profession and in the commercial sector. He has served as Company Secretary and CFO of a number of small to medium sized public listed companies. He is also a director of Australian Ethanol Limited (since December 2002) and is Company Secretary of Mineral Commodities Limited and ORT Limited. Former directorships of public listed companies in the last 3 years are Allied Mining & Processing Limited (June 2002 until July 2003) and Asset Backed Holdings Limited (Dec 2004 until April 2005).

Mr Gregory H Steemson
Mr Steemson is a qualified geologist and geophysicist with an extensive background in exploration, development and management of mining projects. He is also a director of Mineral Commodities Limited (since January 2001) and Sandfire Resources NL (since June 2003). Former directorship of public listed companies in the last 3 years is Allied Mining & Processing Limited (June 2002 until July 2003).

As a junior exploration company the Board has not split out responsibilities to sub committees such as Remuneration or Audit Committees. These functions are performed by the Board as a whole.

DIRECTORS' MEETINGS

The number of directors' meetings and number of meetings attended by each of the Directors of the Company during the financial period under review are:

	Meetings held	Meetings attended
Mark Caruso	5	5
Jeffrey Moore	5	5
David Lymburn	5	5
Greg Steemson	n/a	n/a

PRINCIPAL ACTIVITIES

The principal activity of the consolidated entity during the year was exploration for gold and other mineral resources. This has mainly involved exploration and evaluation of the Simberi Oxide Gold Project following the acquisition of an interest in the Simberi Mining Joint Venture and the Tabar Exploration Joint Venture pursuant to the merger by Plan of Arrangement with Nord Pacific Limited in September 2004.

The Company also owns the Red Dam Gold Project in Western Australia. During the year exploration on this project was carried out by Siberia Mining Corporation under the terms of an Option Agreement (see Review of Operations below).

The Company also owns a Mobile Mineral Processing and Evaluation Unit ("MMPEU"). This plant was not operational during the period. In the previous financial year the Company entered into an Option Agreement for the sale of the plant. This Option Agreement expired in the current year without a sale occurring.

REVIEW OF OPERATIONS

Pursuant to a Plan of Arrangement which became unconditional following approval by the Court of the Queens Bench New Brunswick on 20 September 2004, Allied Gold Limited acquired all of the ordinary issued shares in Nord Pacific Limited that it did not already own. Nord Pacific Limited therefore became a 100% subsidiary of the Company. Nord's principal asset was a 50% interest in the Simberi Mining Joint Venture (SMJV) and a 99% interest in the Tabar Exploration Joint Venture (TEJV). These joint ventures were established with Toronto listed Simberi Gold Corporation to pursue exploration and development of gold prospects in the Tabar Islands group located in the New Ireland Archipelago in eastern Papua New Guinea.

In November 2004 the Company entered into an agreement to acquire a further 37.5% interest in the SMJV and the remaining 1% of the TEJV. This transaction was settled in April 2005 at which point both the SMJV and TEJV were formally terminated and Simberi Gold Corporation continued with a 12.5% free carried interest in the Simberi Oxide Gold Project until the earlier of a decision to mine at the Simberi Oxide Gold Project or 31 December 2009.

During the year the Company conducted extensive exploration activities at the Simberi Oxide Gold Project as well as wider exploration of parts of the Tabar Islands group. The main object of the exploration at the Simberi Oxide Gold Project was to support a revision of a feasibility study undertaken in 2003. This revised feasibility study (Optimised Feasibility Study or OFS) was still in progress at the date of this report.

At the Red Dam Gold Project in Western Australia exploration activities in the period were conducted by Siberia Mining Corporation (SMC) pursuant to an Option Agreement entered into in July 2004. By payment of options fees totalling $150,000 SMC secured an exclusive option for 12 months to purchase the Red Dam Gold Project for $850,000. The Option Agreement has been extended, however a sale has not taken place.

As a result of the Nord acquisition the Company has acquired ownership of the Mapimi exploration project in Mexico. This is a poly-metallic prospect. During the year only a preliminary review of this prospect was undertaken.

RESULTS

The net operating result for the year is a loss of $1,950,724 (2004 : loss $934,385).

DIVIDENDS

No dividends have been paid or declared.

CHANGES IN STATE OF AFFAIRS

- **Acquisition of Nord Pacific Limited**

  The Plan of Arrangement was approved by Nord shareholders on 11 September 2004. On 17 September 2004 Allied Gold shareholders approved the issue of 22,170,176 shares to Nord shareholders in exchange for all the Nord shares on issue not already owned by Allied Gold, and the issue of 1,400,000 shares to Nord Resources Corporation in satisfaction of a debt owed by Nord. The Plan of Arrangement became unconditional following approval by the Court of the Queens Bench New Brunswick on 20 September 2004. With effect from this date Nord Pacific Limited became a 100% subsidiary of Allied Gold Limited.

- **Capital raisings**

  During the year the Company conducted a number of capital raisings to fund exploration activities, working capital and the acquisition of the additional interest in the Simberi Mining Joint Venture and Tabar Exploration Joint Venture from Simberi Gold Corporation at a cost of C$4,000,000. The Company also issued shares upon the conversion of debt to equity of convertible note funding which had been advanced by Mineral Commodities Limited during the previous and current financial year to assist funding the Nord acquisition process. The total number of new shares issued during the year was 92,079,817 representing new contributed equity of $18,639,264 (net of costs of capital raising). Further details of these issues are provided in note 15 to the financial statements.

SUBSEQUENT EVENTS

There has not arisen in the interval between the end of the financial period and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the Company, the results of those operations or the state of affairs of the Company in future financial periods.

LIKELY DEVELOPMENTS

It is the Company's intention to proceed with exploration and development of the Simberi Oxide Gold Project and wider exploration in the Tabar Islands group. Upon completion of the Simberi Oxide Gold Project Optimised Feasibility Study (expected October 2005) and on the basis it supports a decision to proceed to mine, it will be the Company's intention to secure a debt facility to partially fund the development of this project. Pending financial approval from project financiers and an equity raising to fund the equity portion the Company may be in a position to commence development in the first half of calendar year 2006.

In the opinion of the Directors it may prejudice the interests of the Company to provide additional information in relation to likely developments in the operations of the Company and the expected results of those operations in subsequent financial periods.

SHARE OPTIONS

The number of options for ordinary shares on issue at the date of this report is 25,057,411. 22,507,411 of these options are listed and 2,550,000 are unlisted (subject to escrow). Options do not entitle the holder to receive a dividend paid to ordinary shareholders, to a vote at shareholder meetings or to participate in any future share issues.

New issues of options and options exercised in the period is as follows;

Date of grant / exercise	No. of Options	Exercise Price	Expiry Date
Opening balance	19,925,000	$0.20	30 June 2007
12 November 2004	2,799,991	$0.20	30 June 2007
30 November 2004	861,420	$0.20	30 June 2007
28 January 2005	1,000,000	$0.20	30 June 2007
30 June 2005	500,000	$0.20	30 June 2007
Options exercised in the period	(29,000)	$0.20	30 June 2007
Balance at 30 June 2005	25,057,411	$0.20	30 June 2007

DIRECTORS' INTERESTS

The relevant interest of each Director in the share capital of the Company shown in the Register of Directors' Shareholdings as at the date of this report is:

Director	Ordinary Shares fully paid		Options	
	Direct	Indirect	Direct	Indirect
Mark Caruso	694,168	-	1,000,000	-
David Lymburn	154,115	215,885	500,000	100,000
Jeffrey Moore	-	90,000	-	-
Greg Steemson	165,927	44,007	1,000,000	-

REMUNERATION REPORT

In order to retain and attract executives of sufficient calibre to facilitate the efficient and effective management of the Company's operations, the board reviews the remuneration packages of all directors and executive officers on an annual basis and makes recommendations. Remuneration packages are reviewed with due regard to performance and other relevant factors. There are no service agreements currently in force and no employees entitled to more than 3 months notice as a termination benefit. Other than the matters noted below there is no component of directors and executives remuneration that is dependent on company performance.

Remuneration packages may contain the following key elements:

(a) Directors Fees;

(b) Salary & Consultancy;

(c) Benefits – including provision of motor vehicle, superannuation; and

(d) Incentive schemes – including performance related bonuses and share options.

The Board has agreed (subject to shareholder approval) to grant as an incentive arrangement to the Managing Director, Mr Jeffrey Moore, 1,000,000 30 June 2007 options exercisable at 30 cents and 1,000,000 30 June 2007 options exercisable at 40 cents. These options will be granted subsequent to shareholder approval which is to be sought at the Company's next annual general meeting.

The Company also intends to seek approval at the next annual general meeting for the introduction of an Employee Option Incentive Scheme.

Remuneration paid to directors in office at any time during the financial period was as follows. There was no share based compensation in the period.

	Primary				Equity	
	Directors' fees	Salary incl. benefits	Consulting fees	Super-annuation	Shares / Options	Total
Mark Caruso	84,000	-	-	4,500	-	88,500
Jeffrey Moore	-	164,612	-	14,086	-	178,698
David Lymburn	-	-	45,000	-	-	45,000
Greg Steemson	-	-	3,200	-	-	3,200
Total remuneration paid to directors in office	84,000	164,612	48,200	18,586	-	315,398

Prior to his appointment as a director Mr Steemson received $27,200 for services rendered to the Company as a consultant.

Other than the directors listed above there were no *Specified Executives*.

SCHEDULE OF MINING TENEMENTS

Mining Tenements currently held by the Company are:

The Red Dam Project is comprised of P16/1577 and 1578, and applications for M16/344 and P16/2078. It is located approximately 50km north west of Kalgoorlie, Western Australia.

The Simberi Mining Joint Venture owns ML 136 covering the eastern portion of Simberi Island, the northernmost island of the Tabar group, off New Ireland, Papua New Guinea. The Tabar Exploration Joint Venture owns EL609 which covers all of Tatau and Tabar Islands, as well as the ground on Simberi Island not covered by ML136.

ENVIRONMENTAL REGULATIONS

In the course of its normal mining and exploration activities the Company adheres to environmental regulations imposed upon it by the various regulatory authorities, particularly those regulations relating to ground disturbance and the protection of rare and endangered flora and fauna. The Company has complied with all material environmental requirements up to the date of this report.

INSURANCE OF DIRECTORS AND OFFICERS

During the year, the Company has paid an insurance premium in respect of a contract indemnifying the Company's directors and officers. This contract prohibits disclosure of the nature of the liability and the amount of the premium.

OTHER INFORMATION

The registered office and principal place of business is Unit 15, 51-53 Kewdale Road, Welshpool, Western Australia, 6106

AUDITOR'S INDEPENDENCE DECLARATION

The auditor's Independence Declaration on page 6 forms part of the Directors' Report for the year ended 30 June 2005. This relates to the audit report, where they state that they have issued an independent declaration.

The Company's auditors did not provide any non-audit services during or since the end of the financial year.

Signed in accordance with a resolution of the Directors.



Mark Caruso
Chairman

Dated at Perth this 30th day of September 2005.

BDO

Chartered Accountants
& Advisers

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

30 September 2005

The Directors
Allied Gold Limited
PO Box 235
WELSHPOOL WA 6986

Dear Sirs

DECLARATION OF INDEPENDENCE BY BDO CHARTERED ACCOUNTANTS TO THE DIRECTORS OF ALLIED GOLD LIMITED

To the best of my knowledge and belief, there have been:

- no contraventions of the auditor independence requirements of this Act in relation to the audit; and
- no contraventions of any applicable code of professional conduct in relation to this audit.

Yours faithfully
BDO
Chartered Accountants & Advisers

B. McVeigh

BG McVeigh
Partner

Quality Endorsed Company ISO 9001 AS/NZS ISO Standards Australia

BDO is a national association of separate partnerships and entities.

STATEMENTS OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 JUNE 2005

	Note	Consolidated		Company	
		2005 $	2004 $	2005 $	2004 $
Revenue from ordinary activities	2	180,000	99,037	180,000	99,037
Revenue outside ordinary activities	2	190,115	33,629	163,247	33,629
Total Revenue from operating activities		370,115	132,666	343,247	132,666
Exploration and evaluation costs	3	-	(17,326)	-	(17,326)
MMPEU costs, including depreciation		(476,487)	(414,269)	(476,487)	(414,269)
General & administration expenses	3	(1,128,084)	(401,038)	(1,024,756)	(401,038)
Borrowing costs	3	(23,560)	(18,214)	(23,560)	(18,214)
Expenses of Nord Pacific Limited acquisition		(685,683)	-	(685,683)	-
Unrealised foreign exchange losses		(223,229)	-	-	-
Share of net result of associates using the equity method	10	216,204	(216,204)	-	-
Profit / (Loss) from ordinary activities before related income tax expense		(1,950,724)	(934,385)	(1,867,239)	(718,181)
Income tax expense relating to ordinary activities	4	-	-	-	-
Profit / (Loss) from ordinary activities after related income tax expense		(1,950,724)	(934,385)	(1,867,239)	(718,181)
Profit / (Loss) from ordinary activities after income tax expense attributed to members of the parent entity	16	(1,950,724)	(934,385)	(1,867,239)	(718,181)
Net exchange difference on translation of financial report of self sustaining foreign operations		58,652	-	-	-
Total revenue and expenses attributable to members of the parent entity and recognised directly in equity		(1,892,072)	(934,385)	(1,867,239)	(718,181)
Total changes in equity other than those resulting from transactions with owners as owners		(1,892,072)	(934,385)	(1,867,239)	(718,181)
Basic earnings (loss) per share (cents)	17	(2.7)	(3.3)		
Diluted earnings per share		n/a	n/a		

The statement of financial performance is to be read in conjunction with the notes to the financial statements.

STATEMENTS OF FINANCIAL POSITION AS AT 30 JUNE 2005

	Note	Consolidated		Company	
		2005	2004	2005	2004
		$	$	$	$
CURRENT ASSETS					
Cash assets	5	4,373,904	981,332	4,330,591	981,332
Receivables	6	150,622	43,187	70,091	43,187
Other financial assets	7	93,100	22,080	93,100	22,080
Total Current Assets		4,617,626	1,046,599	4,493,782	1,046,599
NON-CURRENT ASSETS					
Property, plant and equipment	8	1,575,585	1,643,945	1,278,772	1,643,945
Exploration and development expenditure	9	15,616,266	804,981	829,943	804,981
Receivables	6	-	658,659	8,762,751	658,659
Other financial assets	10	-	-	5,988,251	-
Investment accounted for using the equity method	10	-	1,363,296	-	1,579,500
Total Non-Current Assets		17,191,851	4,470,881	16,859,717	4,687,085
Total Assets		21,809,477	5,517,480	21,353,499	5,733,684
CURRENT LIABILITIES					
Payables	11	1,129,276	379,315	447,500	379,315
Non - interest bearing liabilities	12	-	870,000	-	870,000
Provisions	13	84,531	4,279	69,292	4,279
Total Current Liabilities		1,213,807	1,253,594	516,792	1,253,594
Non - Current Liabilities					
Interest bearing liabilities	14	-	415,410	-	415,410
Total Non Current Liabilities		-	415,410	-	415,410
Total Liabilities		1,213,807	1,669,004	516,792	1,669,004
NET ASSETS		**20,595,670**	**3,848,476**	**20,836,707**	**4,064,680**
EQUITY					
Contributed equity	15	23,422,127	4,782,861	23,422,127	4,782,861
Reserves	27	58,652	-	-	-
Accumulated losses	16	(2,885,109)	(934,385)	(2,585,420)	(718,181)
TOTAL EQUITY		**20,595,670**	**3,848,476**	**20,836,707**	**4,064,680**

The statement of financial position is to be read in conjunction with the notes to the financial statements.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2005

	Note	Consolidated		Company	
		2005	2004	2005	2004
		$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES					
Revenue received		180,672	99,037	210,000	99,037
Exploration and evaluation expenditure		(2,824,853)	(191,106)	(24,962)	(191,106)
Interest received		130,719	33,629	130,713	33,629
Interest paid		-	(2,804)	-	(2,804)
Payments to suppliers & employees		(1,274,314)	(248,574)	(964,241)	(248,574)
Expenses of Nord Pacific Limited acquisition		(685,683)	-	(685,683)	-
Net cash generated from (used in) operating activities	25	**(4,473,459)**	**(309,818)**	**(1,334,173)**	**(309,818)**
CASH FLOWS FROM INVESTING ACTIVITIES					
Payment for purchase of interest in project		(4,139,912)	-	-	-
Purchase of equity investments		(97,340)	(23,552)	(97,340)	(23,552)
Purchase of property, plant & equipment		(336,028)	-	(39,215)	-
Costs related to acquisition of controlled entity	10(b)	-	-	(98,660)	-
Cash acquired on purchase of controlled entity	10(b)	43,051	-	-	-
Funds advanced to controlled entities		-	-	(7,477,613)	-
Purchase of investment in associate		-	(1,579,501)	-	(1,579,501)
Funds advanced to associated entity		-	(658,659)	-	(658,659)
Net cash generated by (used in) investing activities		**(4,530,229)**	**(2,261,712)**	**(7,712,828)**	**(2,261,712)**
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from the issue of securities		12,682,044	2,503,799	12,682,044	2,503,799
Refund of oversubscriptions in share issues		(15,000)	-	(15,000)	-
Proceeds received for shares not yet issued		-	870,000	-	870,000
Proceeds from borrowings		300,000	400,000	300,000	400,000
Costs of raising equity capital		(570,784)	(220,938)	(570,784)	(220,938)
Net cash generated by financing activities		**12,396,260**	**3,552,861**	**12,396,260**	**3,552,861**
Net increase in cash held		**3,392,572**	**981,331**	**3,349,259**	**981,331**
Cash at beginning of financial year		981,332	1	981,332	1
Cash at end of financial year	5	**4,373,904**	**981,332**	**4,330,591**	**981,332**

The statement of cash flows is to be read in conjunction with the notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2005

1. SUMMARY OF ACCOUNTING POLICIES

(a) Basis of preparation

The financial report is a general purpose financial report that has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers the economic entity of Allied Gold Limited and controlled entities, and Allied Gold Limited as an individual parent entity. Allied Gold Limited is a public listed company incorporated and domiciled in Australia.

The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

The accounts have been prepared on the basis that the entity can meet its commitments as and when they fall due and can therefore continue normal business activities, and the realisation of assets and liabilities in the ordinary course of business. In forming this opinion the directors have placed reliance on the reasonable expectation the Company will be successful in raising further equity capital and/or debt financing as and when required.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(b) Mineral Exploration, Evaluation and Development Expenditure

Mineral exploration expenditures and acquisition costs in relation to areas of interest have been written off in the year in which they are incurred on projects except where exploration and evaluation activities in the area have not yet reached a stage that permits reasonable assessment of the existence or otherwise of economically recoverable reserves.

When rights to tenure are held and expenditures have been expected to be recouped through development and economic exploitation of the area of interest, the exploration costs are capitalised and amortised against the estimated economical mine life once mining commences.

(c) Foreign Currency

Transactions
Transactions in foreign currencies have been converted at rates of exchange ruling on the date of those transactions. At balance date, amounts receivable and payable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Realised and unrealised gains and losses are brought to account in determining the profit or loss for the financial period.

Financial Reports of Overseas Operations
The assets and liabilities of foreign operations, including controlled entities, associates and joint ventures that are self sustaining, are translated at the rates of exchange ruling at balance date. Equity items are translated at historical rates. The statements of financial performance are translated at a weighted average rate for the year. Exchange differences arising on translation are taken directly to the foreign currency translation reserve until the disposal, or partial disposal of the operations.

(d) Acquisitions of Assets

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the assets given up at the date of acquisition plus costs incidental to the acquisition. Where shares are issued in an acquisition, the value of the shares is determined by reference to the fair value of the assets acquired, including goodwill where applicable.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value at the date of acquisition. The discount rate used is the rate at which a similar borrowing could be obtained under comparable terms and conditions.

Where the fair value of the identifiable net assets acquired, including any liability for restructuring costs, exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated.

(e) Non-Current Assets

Non-current assets are included at cost less any accumulated depreciation or amortisation. The carrying amount of non-current assets is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal.

Where the carrying amount of a non-current asset is greater than its recoverable amount the asset is revalued to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. To the extent that a revaluation decrement reverses a revaluation increment previously credited to, and still included in the balance of the asset revaluation reserve, the decrement is debited directly to that reserve. Otherwise the decrement is recognised as an expense in the statement of financial performance.

The expected net cash flows included in determining recoverable amounts of non-current assets are not discounted to their present values using a market-determined, risk adjusted discount rate.

Depreciation is calculated on a straight line method so as to write off the net cost of each non-current asset over its estimated useful life. The following estimated useful lives are used in the calculation of depreciation:

Plant & Equipment 5 - 15 years

(f) Receivables

Trade receivables and other receivables are recorded at amounts due less any provision for doubtful debts. Collectibility of trade receivables is reviewed on an ongoing basis.

(g) Accounts Payable

Trade and other accounts payable are recognised when the Company becomes obliged to make future payments resulting from the purchase of goods and services. The amounts are unsecured and are usually payable within standard trade terms.

(h) Cash

For the purposes of the statements of cash flows, cash includes deposits at call which are readily convertible to cash on hand and which are used in the cash management function on a day-to-day basis.

(i) Income Tax

Tax effect accounting principles have been adopted whereby the income tax expense has been calculated on pre-tax accounting profits after adjustment for permanent differences. The tax effect of timing differences, which occur when items are included or allowed for income tax purposes in a period different to that for accounting, is shown at current taxation rates in the provision for deferred income tax and future income tax benefit, as applicable. The Company and its controlled entities have not formed a tax consolidation group as at 30 June 2005.

(j) Revenue Recognition

Revenue from the sale of goods and disposal of other assets is recognised when the Company has passed control of the goods or other assets to the buyer.

Revenue from the rental of plant is recognised on an accruals basis.

Interest income is recognised when it is credited by the relevant financial institution.

(k) Inventories

Inventories are valued at the lower of cost and net realisable value.

(l) Earnings per share

Basic earnings per share
Basic earnings per share ("EPS") is calculated as net profit or loss, rather than excluding extraordinary items.

Diluted earnings per share
Diluted EPS earnings is calculated by adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares, rather than including the notional earnings on the funds that would have been received by the entity had the potential ordinary shares been converted.

The diluted EPS weighted average number of shares includes the number of ordinary shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares, rather that the total number of dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average price.

The identification of dilutive potential ordinary shares is based on net profit or loss from continuing ordinary operations, not net profit or loss before extraordinary items and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary share.

(m) Segment reporting

The Company applies AASB 1005 Segment Reporting.

Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns.

(n) Leases

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

(o) Employee Entitlements

Provision is made for the company's liability for employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at their nominal amount.

Contributions are made by the Company to employee superannuation funds and are charged as expenses when incurred.

(p) Principles of consolidation

The consolidated financial statements of the consolidated entity include the financial statements of the Company, being the parent entity, and its controlled entities. Where an entity either began or ceased to be controlled during the year, the results are included only from the date control commenced or up to the date control ceased. The balances and effects of transactions, between controlled entities included in the consolidated financial statements have been eliminated.

A list of controlled entities is included in note 10.

(q) Investments accounted for using the equity method

Associates are those entities over which the consolidated entity exercises significant influence and which are not intended for sale in the near future.
In the consolidated financial statements, investments in associates are accounted for using equity accounting principles. Investments in associates are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's equity accounted share of the associate's net profit or loss is recognised in the consolidated statement of financial performance from the date the significant influence commences until the date the significant influence ceases.

NOTES TO THE FINANCIAL STATEMENTS (continued)

	Consolidated		Company	
	2005	2004	2005	2004
	$	$	$	$
2. REVENUE				
Revenue from Operating Activities				
Option fees received	180,000	99,037	180,000	99,037
Revenue from Operating Activities	180,000	99,037	180,000	99,037
Revenue from outside operating activities				
Interest received or due and receivable from unrelated entities	130,719	33,629	130,713	33,629
Other revenue	59,396	-	32,534	-
Total Revenue from outside operating activities	190,115	33,629	163,247	33,629
Total Revenue from Ordinary Activities	370,115	132,666	343,247	132,666

3. PROFIT / (LOSS) FROM ORDINARY ACTIVITIES

Profit / (Loss) from ordinary activities before income tax has been arrived at after charging the following:

	Consolidated 2005 $	Consolidated 2004 $	Company 2005 $	Company 2004 $
Expenses				
Exploration expenditure written off	-	17,326	-	17,326
Depreciation – plant and equipment	404,389	354,855	404,389	354,855
Interest paid to other persons	-	132	-	132
Interest paid to related parties	23,560	18,082	23,560	18,082
Total borrowing costs	23,560	18,214	23,560	18,214
Diminution in value of listed securities	26,320	1,472	26,320	1,472
Movement in provision for employee entitlements	25,075	4,279	25,075	4,279
Corporate overheads	363,239	140,142	356,054	140,142
Staffing costs	378,295	91,471	320,248	91,471
Other administrative expenses	203,155	64,674	165,059	64,674
Management fees paid to related party	132,000	99,000	132,000	99,000
General & administrative expenses	1,128,084	401,038	1,024,756	401,038

4. INCOME TAX

The prima facie tax on profit/(loss) from ordinary activities before income tax is reconciled to the income tax expense as follows.

	Consolidated 2005 $	Consolidated 2004 $	Company 2005 $	Company 2004 $
Prima facie tax (expense)/benefit on profit/(loss) from ordinary activities @ 30%	585,217	280,316	560,172	215,454
Tax effect of permanent differences	(243,303)	(82,944)	(218,258)	(18,082)
Tax effect of sundry timing differences	(36,217)	53,902	(36,217)	53,902
Under provision of net FITB in prior years	186,058	-	186,058	-
Future income tax benefits not brought to account	(491,755)	(251,274)	(491,755)	(251,274)
Income tax expense/(benefit) attributable to operating profit/(loss)	-	-	-	-

NOTES TO THE FINANCIAL STATEMENTS (continued)

4. INCOME TAX (continued)

Estimated future income tax benefit arising from un-recouped deductions at balance date, for Australian tax resident entities.				
Revenue losses	743,029	251,274	743,029	251,274

The estimate of income tax benefit arising from unconfirmed tax losses (trading and capital) and accumulated exploration expenditure has not been brought to account at balance date, as realisation of the benefit is not regarded as virtually certain.

The benefit of these losses will only be realised if:

- future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;
- the conditions for deductibility imposed by tax legislation continue to be complied with; and
- no changes in tax legislation adversely affect the economic entity in realising the benefit.

In addition to the above Australian estimated future income tax benefits the consolidated entity has incurred significant expenditure in Papua New Guinea, some of which should give rise to taxable deductions. At this stage the Company is unable to reliably estimate the quantity of such future tax benefits.

There are no franking credits available.

The Company and its controlled entities have not formed a tax consolidation group as at 30 June 2005.

	Consolidated		Company	
	2005	2004	2005	2004
	$	$	$	$
5. CASH ASSETS - CURRENT				
Cash at bank	373,904	981,332	330,591	981,332
Bank bills and term deposits	4,000,000	-	4,000,000	-
	4,373,904	981,332	4,330,591	981,332
6. RECEIVABLES – CURRENT				
Net GST refundable	26,464	29,025	26,464	29,025
Other debtors and prepayments	124,158	14,162	43,627	14,162
	150,622	43,187	70,091	43,187
RECEIVABLES - NON CURRENT				
Amounts receivable from controlled entities	-	-	8,762,751	-
Amount receivable from associated entity	-	658,659	-	658,659
	-	658,659	8,762,751	658,659

The amount receivable from associated entity at the previous balance date was due from Nord Pacific Limited. Upon acquisition of 100% of Nord Pacific Limited this amount became part of the loan receivable from controlled entity, which at balance date is disclosed under note 10.

NOTES TO THE FINANCIAL STATEMENTS (continued)

	Consolidated		Company	
	2005	2004	2005	2004
	$	$	$	$
7. OTHER FINANCIAL ASSETS – CURRENT				
Investments in companies listed on a recognised stock exchange – shares at cost	120,892	23,552	120,892	23,552
Provision for diminution in value	(27,792)	(1,472)	(27,792)	(1,472)
Total investment in companies listed on a recognised stock exchange	93,100	22,080	93,100	22,080
Quoted market value of investments listed at balance date on a recognised stock exchange	93,100	22,080	93,100	22,080
8. PROPERTY, PLANT AND EQUIPMENT				
Plant and equipment – at cost	2,334,828	1,998,800	2,038,015	1,998,800
Accumulated depreciation	(759,243)	(354,855)	(759,243)	(354,855)
Total property, plant and equipment	1,575,585	1,643,945	1,278,772	1,643,945
Reconciliation of the carrying amount of plant and equipment at the beginning and end of the current and previous financial year.				
Plant and equipment				
Carrying amount at beginning of year	1,643,945	-	1,643,945	-
Acquisition of controlled entity	59,019	-	-	-
Additions	277,009	1,998,800	39,215	1,998,800
Disposal	-	-	-	-
Depreciation	(404,388)	(354,855)	(404,388)	(354,855)
Carrying amount at end of year	1,575,585	1,643,945	1,278,772	1,643,945
9. EXPLORATION AND DEVELOPMENT EXPENDITURE				
Exploration expenditure – costs carried forward in respect of areas of interest in:				
Exploration and evaluation phases	15,616,266	804,981	829,943	804,981
Total exploration and development expenditure	15,616,266	804,981	829,943	804,981

The ultimate recoupment of such costs is dependant on successful development and commercial exploitation, or alternatively sale of the exploration areas.

NOTES TO THE FINANCIAL STATEMENTS (continued)

	Consolidated		Company	
	2005	2004	2005	2004
	$	$	$	$

Reconciliation of the carrying amount of mining tenements at the beginning and end of the current and the previous financial year:

Carrying amount at beginning of year	804,981	-	804,981	-
Expenditure outlaid in cash and accrued	3,381,802	222,307	24,962	222,307
Shares issued for acquisition of interest	4,934,036	600,000	-	600,000
Cash paid for acquisition of interest	4,139,912	-	-	-
Expenditure classified as investment in, and loan to associated entity in previous period	2,238,159	-	-	-
Foreign currency translation	117,376	-	-	-
Write off discontinued projects	-	(17,326)	-	(17,326)
Carrying amount at end of year	15,616,266	804,981	829,943	804,981

10 (a) INVESTMENT ACCOUNTED FOR USING THE EQUITY METHOD

Investment in companies accounted for using the equity method – at cost	-	1,579,500	-	1,579,500
Equity accounting adjustments	-	(216,204)	-	-
	-	1,363,296	-	1,579,500

	Consolidated	
	2005	2004

Details of the investment in associated entities is as follows:

Name	Nord Pacific Limited		
Principal activity	Mineral Exploration		
Balance date	31 December		
	Ownership interest	n/a	44.2%
	Investment carrying amount	n/a	1,363,296

Movements in carrying amount of investment in associated entities	$	$
Carrying amount at beginning of year – Nord Pacific Limited	1,363,296	-
Investments in associate acquired during the year, at cost	-	1,579,500
Share of associate's net loss	176,810	(176,810)
Goodwill amortisation arising from equity accounting	39,394	(39,394)
Transfer to exploration and evaluation expenditure in the consolidated accounts.	(1,579,500)	-
Carrying amount at end of year – Nord Pacific Limited	-	1,363,296

NOTES TO THE FINANCIAL STATEMENTS (continued)

	Consolidated	
	2005	2005
The consolidated entity's share of aggregate assets and liabilities of the associated company is as follows:		Nord Pacific Limited
	2005	2004
	$'000	$'000
Current assets	-	321
Non current assets	-	1,901
Total assets	-	2,222
Current liabilities	-	414
Non current liabilities	-	964
Total liabilities	-	1378
Net assets as reported by associate	-	844
Share of net profit from ordinary activities after income tax as reported by the associate	-	(177)

In September 2004 pursuant to a merger by Plan of Arrangement, Allied Gold Limited acquired all the issued shares of Nord Pacific Limited that it did not already own. Accordingly at that time the investment in associate became part of the investment in controlled entity, at cost.

10 (b) INVESTMENT IN CONTROLLED ENTITIES

	Company	
	2005	2004
	$	$
Unquoted investments – at cost		
Shares in controlled entities	5,988,251	-
	5,988,251	-

Controlled entities	Class of share	Place of Incorporation	Equity Holding 2005 %	Equity Holding 2004 %	Cost to Company 2005 $	Cost to Company 2004 $
Parent Entity						
Allied Gold Limited		Australia	-	-	-	-
Controlled Entities						
Aretrend Pty Ltd	Ord	Australia	100	100	-	-
Advance R & D Pty Ltd	Ord	Australia	100	100	-	-
Nord Pacific Limited, (i)	Ord	Canada	100	-	5,988,251	-
and its controlled entities;						
Simberi Gold Company Limited (ii)	Ord	PNG	100	-	-	-
Nord Australex Nominees (PNG) Limited (iii)	Ord	PNG	100	-	-	-
Nord Australex Nominees Pty Ltd (iv)	Ord	Australia	100	-	-	-
Hicor Corporation (iv)	Ord	United States	100	-	-	-
Compania Minera Nord Pacific de Mexico, S.A. de C.V. (v)	Ord	Mexico	100	-	-	-
					5,988,251	-

(i) Nord Pacific Limited and its wholly owned entities were acquired on 24 September 2004 and results of their activities are included from this date. Nord Pacific Limited was solely a holding company.

(ii) Simberi Gold Company Limited is the owner of Mining Licence 136 on the Tabar Islands

(iii) Nord Australex Nominees (PNG) Limited is the owner of Exploration Licence 609 on the Tabar Islands

(iv) These companies are inactive and are in the process of being de-registered.

(v) Compania Minera Nord Pacific de Mexico is the owner of the Mapimi prospect.

NOTES TO THE FINANCIAL STATEMENTS (continued)

10 (b) INVESTMENT IN CONTROLLED ENTITIES (continued)

At 30 June 2004 the Company owned 44.2% of the issued shares of Nord Pacific Limited. On 24 September 2004 the Company acquired all of the remaining issued shares of Nord Pacific Limited pursuant to a Plan of Arrangement that was approved by the shareholders of Nord Pacific Limited, the shareholders of Allied Gold Limited and the Court of New Brunswick, Canada.

Details of the purchase consideration and the fair value of the net assets acquired is as follows.

	$
Cash consideration to acquire interest in associate in previous year	1,579,500
Less portion of investment in associate re-classified as loan to controlled entity	(333,945)
Cash outflow related to acquisition of controlled entity in the current year	98,660
Shares issued as purchase consideration (note 15)	4,934,036
Less those shares issued to repay a loan of Nord Pacific Limited	(280,000)
Purchase consideration	5,988,251
Fair value of net assets acquired	
Cash	43,051
Receivables	45,229
Property, plant & equipment	46,613
Exploration and development expenditure – Simberi and Tabar areas of interest	7,834,960
Payables and other liabilities	(615,594)
Borrowings	(1,366,008)
Total fair value of net assets acquired	5,988,251

	Consolidated		Company	
11. PAYABLES – CURRENT	**2005**	**2004**	**2005**	**2004**
	$	**$**	**$**	**$**
Trade payables – unsecured	702,358	149,047	240,785	149,047
Other payables and accruals – unsecured	426,918	230,268	206,715	230,268
	1,129,276	379,315	447,500	379,315
12. NON INTEREST BEARING LIABILITIES CURRENT				
Share application monies held on trust	-	870,000	-	870,000
13. PROVISIONS – CURRENT				
Employee entitlements	84,531	4,279	69,292	4,279
14. INTEREST BEARING LIABILITIES – NON CURRENT				
Other loans – related party	-	415,410	-	415,410

This loan was provided by Mineral Commodities Limited and as described more fully in note 23 it was converted to equity during the year.

NOTES TO THE FINANCIAL STATEMENTS (continued)

15. CONTRIBUTED EQUITY	**2005 Number of shares**	**2004 Number of shares**	**2005 $**	**2004 $**
(a) Ordinary shares fully paid				
Balance at beginning of financial year	28,500,001	1	4,782,861	1
Shares issued to acquire Red Dam project and MMPEU	-	12,500,000	-	2,500,000
Shares issued to seed capital investors – October 2003	-	7,000,000	-	700,000
Shares issued pursuant to initial public offering – December 2003	-	9,000,000	-	1,800,000
Cash held on trust for options exercised but shares not issued at balance date	-	-	-	3,800
Placement – July 2004 at 20 cents	4,275,000	-	855,000	-
Acquisition of Nord Pacific Limited – October 2004 at 20 cents	23,570,178	-	4,714,036	-
Placement – November 2004 at 20 cents	8,400,000	-	1,680,000	-
Conversion of loan from Mineral Commodities Limited – November 2004 at 15.4 cents	4,805,446	-	738,971	-
Acquisition costs re Nord Pacific Limited – January 2005 at 22 cents	1,000,000	-	220,000	-
Placement January 2005 at 22 cents	2,272,727	-	500,000	-
Conversion of options – February 2005 at 20 cents	19,000	-	-	-
Placement – March 2005 at 22 cents	40,909,091	-	9,000,000	-
Share Purchase Plan – March 2005 at 22 cents	6,818,375	-	1,500,041	-
Conversion of options – April 2005 at 20 cents	10,000	-	2,000	-
Costs of capital raising	-	-	(570,784)	(220,939)
Balance at end of financial year	120,579,818	28,500,001	23,422,125	4,782,861

Fully paid ordinary shares entitle the holder to participate in dividends and to one vote.

(b) Options

Options granted and exercised during the period, and on issue at balance date are as follows.

Date and details of grant / exercise	**No. of Options**	**Exercise Price**	**Expiry Date**
Opening balance	19,925,000	$0.20	30 June 2007
Issued with placement of ordinary shares raising $1,680,000 - 12 November 2004	2,799,991	$0.20	30 June 2007
Issued with ordinary shares as part of the conversion of Mineral Commodities Limited convertible notes - 30 November 2004	861,420	$0.20	30 June 2007
Acquisition costs related to the Nord Pacific Limited merger - 28 January 2005	1,000,000	$0.20	30 June 2007
Issued to a former employee of Nord Pacific Limited to settle the balance of unpaid leave	500,000	$0.20	30 June 2007

entitlements - 30 June 2005			
Options exercised in the period	(29,000)	$0.20	30 June 2007
Balance at 30 June 2005	25,057,411	$0.20	30 June 2007

16. ACCUMULATED LOSSES

	Consolidated 2005 $	Consolidated 2004 $	Company 2005 $	Company 2004 $
Accumulated losses at beginning of the year	(934,385)	-	(718,181)	-
Net profit (loss) attributable to members	(1,950,724)	(934,385)	(1,867,239)	(718,181)
Accumulated losses at end of the year	(2,855,109)	(934,385)	(2,585,420)	(718,181)

17. EARNINGS (LOSS) PER SHARE

	Consolidated 2005	Consolidated 2004
Basic earnings (loss) per share (cents per share)	(2.7)	(3.3)
Weighted average number of ordinary shares outstanding during the year used in calculation of basic earnings per share	73,065,146	28,500,000
Net profit/(loss) used in the calculation of basic earnings per share	(1,950,724)	(934,385)

There is no dilutive earnings per share as the consolidated entity incurred a loss for the year.

There were 25,057,411 options with an exercise price of 20 cents and an expiry date 30 June 2007 on issue as at 30 June 2005. These have not been classified as potential ordinary shares and have not been used in a determination of dilutive earnings per share.

18. CONTINGENT LIABILITIES

On the Red Dam project there is a 2.5% gross royalty on gold production and a 2.5% net smelter royalty on other products.

There are no other contingent liabilities.

19. SUBSEQUENT EVENTS

There has not arisen in the interval between the end of the financial period and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the Company, the results of those operations or the state of affairs of the Company in future financial periods.

20. EMPLOYEES

The Company had five employees at balance date (2004: one).

21. AUDITORS' REMUNERATION

	Consolidated 2005 $	Consolidated 2004 $	Company 2005 $	Company 2004 $
Amounts received or due and receivable by auditors for:				
Auditors of the parent entity				
Auditing – the financial report	24,771	17,850	24,771	17,850
Other services	-	4,000	-	4,000
	24,771	21,850	24,771	21,850

NOTES TO THE FINANCIAL STATEMENTS (continued)

22. SEGMENT REPORTING

Geographical segments

The consolidated entity has the following two geographical segments

- Australia
- Papua New Guinea

(a) Geographical	Australia		Papua New Guinea		Consolidated	
	2005	2004	2005	2004	2005	2004
	$	$			$	$
Revenue						
Total segment revenue	313,247	132,666	56,868	-	370,115	132,666
Total Revenue from ordinary activities	313,247	132,666	56,868	-	370,115	132,666
Result						
Segment result	(1,211,556)	(934,385)	(739,168)	-	(1,950,724)	(934,385)
Income Tax	-	-	-	-	-	-
Loss from ordinary activities after tax	(1,211,556)	(934,385)	(739,168)	-	(1,950,724)	(934,385)
Assets						
Segment assets	6,602,497	5,517,480	17,208,163	-	23,810,660	5,517,480
Segment liabilities	516,792	1,669,004	2,698,198	-	3,214,990	1,669,004
Net segment assets	6,085,705	3,848,476	14,509,965	-	20,595,670	3,848,476
Investment in equity method associates included in segment assets	-	1,363,296	-	-	-	1,363,296
Share of net loss of associate	216,204	(216,204)	-	-	216,204	(216,204)
Acquisition of property plant & equipment	39,215	1,998,800	237,794	-	277,009	1,998,800
Depreciation	404,389	354,855	-	-	404,389	354,855

Business segments

The consolidated entity operates in only one business segment, mineral exploration.

23. DIRECTORS AND RELATED PARTY TRANSACTIONS

There were no transactions with directors or director related entities during the financial period other than the payment of directors' remuneration as is disclosed on note 24.

Mineral Commodities Limited is the Company's major shareholder owning 15,417,008 shares or 12.8% of the Company's issued capital at balance date. Mineral Commodities Limited has supported the Company throughout the financial period by entering into the following transactions, all of which have been conducted on an arms length basis. Mark Caruso and Greg Steemson are directors of Mineral Commodities Limited.

- In previous financial periods Mineral Commodities Limited had provided the Company with $400,000 in loan funds by way of a convertible note, and there was an un-drawn facility of $300,000 at the previous balance date. This amount was also drawn-down in the current financial year. The loan was unsecured, had an interest rate of 9% compounded monthly and was repayable at call. The Company had the election to repay the loan in cash or by the issue of shares at a price of $0.20 each plus one free option for every three shares. The options are exercisable at $0.20 on or before 30 June 2007. In November 2004 the Company repaid the principal of $700,000 plus accrued interest of $38,970 by the issue of 4,805,446 fully paid ordinary shares and 861,420 options.
- Pursuant to a services agreement Mineral Commodities Limited has agreed to provide the Company with services including, accounting, clerical, secretarial and fully serviced office accommodation for a fixed monthly fee of $11,000. This agreement is for a 2 year term expiring 30 September 2005. The total amount charged for the period was $132,000.

NOTES TO THE FINANCIAL STATEMENTS (continued)

24. DIRECTORS' AND EXECUTIVES' REMUNERATION

(a) The directors of Allied Gold Limited during the year were:

Mr Mark Victor Caruso : Chairman
Mr Jeffrey John Moore : Managing Director
Mr David Andrew Lymburn : Director and Company Secretary
Mr Gregory Hugh Steemson : Non executive director appointed 14 June 2005.

Other than the above there were no *Specified Executives*.

The Company's policy for determining the nature and amount of emoluments of board members and senior executives of the Company is as follows.

The Board of Directors of Allied Gold Limited is responsible for determining and reviewing compensation arrangements for the directors, managing director and the executive team. The Board of Directors assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Company.

(b) Remuneration of directors

	Primary				Equity	
2005	**Directors' fees**	**Salary incl. benefits**	**Consulting fees**	**Super-annuation**	**Options**	**Total**
Mark Caruso	84,000	-	-	4,500	-	88,500
Jeffrey Moore	-	164,612	-	14,086	-	178,698
David Lymburn	-	-	45,000	-	-	45,000
Greg Steemson	-	-	3,200	-	-	3,200
Total remuneration paid to directors in office	84,000	164,612	48,200	18,586	-	315,398

2004	**Directors' fees**	**Salary incl. benefits**	**Consulting fees**	**Super-annuation**	**Options**	**Total**
Mark Caruso	22,500	-	-	2,025	25,000	49,525
Jeffrey Moore	-	58,618	-	5,084	-	63,702
David Lymburn	-	-	35,000	-	12,500	47,500
Greg Steemson	-	-	59,600	-	25,000	84,600
Total remuneration paid to directors in office	22,500	58,618	94,600	7,109	62,500	245,327

There was no directors' or executives remuneration paid in the prior year.

(c) Options granted as remuneration

There were no options granted to directors during the year.

NOTES TO THE FINANCIAL STATEMENTS (continued)

(d) Option holdings of directors

Director	Balance at 1 July '04	Granted as remuneration	Options exercised	Balance at 30 June '05	Total vested 30 June '05	Total exercisable 30 June '05*
Mark Caruso	1,000,000	-	-	1,000,000	1,000,000	1,000,000
David Lymburn	600,000	-	-	600,000	600,000	600,000
Jeffrey Moore	-	-	-	-	-	-
Greg Steemson	1,000,000	-	-	1,000,000	1,000,000	1,000,000
	2,600,000	-	-	2,600,000	2,600,000	2,600,000

* Whilst these options are exercisable, any shares issued upon the exercise will be escrowed until the expiry of 24 months from listing on the Australian Stock Exchange, which means until December 2005.

(e) Shareholdings of directors

Director	Balance at 1 July '04	Received as remuneration	Options exercised	Net change other	Balance 30 June '05
Mark Caruso	494,168	-	-	100,000	594,168
David Lymburn	285,920	-	-	40,575	326,495
Jeff Moore	40,000	-	-	50,000	90,000
Greg Steemson	n/a	n/a	n/a	209,934	209,934
	820,088	-	-	400,509	1,220,597

25. RECONCILIATION OF OPERATING PROFIT/(LOSS) FROM ORDINARY ACTIVITIES TO NET CASH OUTFLOW FROM OPERATING ACTIVITIES

	Consolidated		Company	
	2005	2004	2005	2004
	$	$	$	$
Operating profit/(loss) before income tax	(1,950,724)	(934,385)	(1,867,239)	(718,181)
Depreciation	404,389	354,855	404,389	354,855
Borrowing costs not paid in cash	23,560	15,410	23,560	15,410
Provision for diminution of investments in listed companies	26,320	1,472	26,320	1,472
Provision – employee entitlements	80,252	4,279	65,013	4,279
Equity accounting adjustments	(216,204)	216,204	-	-
Unrealised foreign exchange gain	(58,724)		(2,534)	-
Exploration expenditure capitalised	(2,781,802)	(173,781)	(24,962)	(173,781)
Other	(43,052)	-		-
Changes in assets and liabilities during the year:				
(Increase) decrease in receivables	(107,435)	(43,187)	(26,904)	(43,187)
Increase (decrease) in payables	149,961	249,315	68,184	249,315
Net cash generated by (used in) operating activities	(4,473,459)	(309,818)	(1,334,173)	(309,818)

Credit or standby arrangements

Other than the convertible note loan facility provided by Mineral Commodities Limited, there are no credit or standby arrangements available to the Company.

NOTES TO THE FINANCIAL STATEMENTS (continued)

Non cash financing and investing activities

Nord Pacific Limited acquisition
As disclosed elsewhere in this annual financial report the Company acquired all the issued ordinary shares in Nord Pacific Limited it did not already own by the issue of a total of 23,570,176 Allied Gold Limited shares.

Also, as disclosed elsewhere in this annual financial report the Company repaid convertible notes owing to Mineral Commodities Limited by the issue of 4,805,446 ordinary shares and 861,420 options exercisable at 20 cents on or before 30 June 2007.

26. FINANCIAL INSTRUMENTS

(a) Credit Risk Exposures

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Consolidated Entity. The Consolidated Entity has adopted the policy of only dealing with credit worthy counterparties and obtaining sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults. The Consolidated Entity measures credit risk on a fair value basis.

The Consolidated Entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

The carrying amount of financial assets recorded in the financial statements, net of any provisions for losses, represents the consolidated entity's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

(b) Interest Rate Risk

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out in the following table:

2005 Financial Assets	Weighted Average interest rate	Floating interest rate	Fixed interest maturing in 1 year or less	Non-interest bearing	Total
	%	$	$	$	$
Cash	5.0%	4,373,904	-	-	4,373,904
Receivables		-	-	150,622	150,622
Listed Shares		-	-	93,100	93,100
		4,373,904	-	243,722	4,617,626
Financial Liabilities					
Payables		-	-	1,129,276	1,129,276
		-	-	1,129,276	1,129,276
Net financial assets		4,373,904	-	(885,554)	3,488,350

NOTES TO THE FINANCIAL STATEMENTS (continued)

26. FINANCIAL INSTRUMENTS (continued)

2004 Financial Assets	Weighted Average interest rate	Floating interest rate	Fixed interest maturing in 1 year or less	Non-interest bearing	Total
	%	$	$	$	$
Cash	4.0%	981,332	-	-	981,332
Receivables		-	-	43,187	43,187
Listed Shares		-	-	22,080	22,080
Equity accounted investment		-	-	1,363,296	1,363,296
Receivable from associate	3.25%	658,659	-	-	658,659
		1,639,991	-	1,428,563	3,068,554
Financial Liabilities					
Payables		-	-	379,315	379,315
Non interest bearing liabilities		-	-	870,000	870,000
Interest bearing liabilities	9.0%	-	415,410	-	415,410
		-	415,410	1,249,315	1,664,725
Net financial assets		1,639,991	(415,410)	179,248	1,403,829

Reconciliation of Net Financial Assets to Net Assets	2005 $	2004 $
Net financial assets as above	3,488,350	1,403,829
Non financial assets and liabilities		
Property, plant and equipment	1,575,585	1,643,945
Exploration & development	15,616,266	804,981
Provisions	(84,531)	(4,279)
Net assets per Statement of Financial Position	20,595,670	3,848,476

(c) Net Fair Value

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values, determined in accordance with the accounting policies disclosed in note 1 to the financial statements.

(d) Unrecognised financial instruments

The Company and controlled entities do not have any unrecognised financial instruments.

27. RESERVES

	Consolidated		Company	
	2005 $	2004 $	2005 $	2004 $
Foreign currency translation reserve	58,652	-	-	-
Total reserves	58,652	-	-	-

The foreign currency translation reserve records the unrealised foreign currency differences arising from the translation of self sustaining foreign operations and the translation of foreign currency monetary items forming part of the net investment in a self sustaining operation.

NOTES TO THE FINANCIAL STATEMENTS (continued)

28. COMMITMENTS

(a) Leasing Commitments

The Company and controlled entities do not have any operating or finance lease commitments.

(b) Exploration Tenement Leases – Commitments for Expenditure.

In order to maintain current rights of tenure to Australian and PNG exploration tenements, the Company and consolidated entity is required to outlay lease rentals and to meet the minimum expenditure requirements of $86,517 over the next financial year (2004: $14,720). Financial commitments for subsequent periods are contingent upon future exploration results and cannot be estimated. These obligations are subject to renegotiation upon expiry of the exploration leases or when application for a mining licence is made and have not been provided for in the accounts. These obligations are not provided for in the accounts.

29. INTERNATIONAL FINANCIAL REPORTING STANDARDS

Allied Gold Limited is in the process of transitioning its accounting policies and financial reporting from current Australian Accounting Standards (AGAAP) to Australian equivalents of International Financial Reporting Standards (AIFRS) which will be applicable for the financial year ended 30 June 2006. In 2005 the Company in conjunction with its external advisors conducted impact assessments to identify key areas that would be impacted by the transition to AIFRS.

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS and our best estimate of the quantitative impact of the changes on total equity as at the date of transition and 30 June 2005 and on net profit for the year ended 30 June 2005.

The figures disclosed are management's best estimates of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report. The actual effects of transition to AIFRS may differ from the estimates disclosed due to:

a) Ongoing work being undertaken;

b) Potential amendments to AIFRSs and Interpretations thereof being issued by the standard-setters and IFRIC, and

c) Emerging accepted practice in the interpretation and application of AIFRS and UIG Interpretations.

Reconciliation of AIFRS Statement of Cash Flows

No impacts are expected to the cash flows presented under AGAAP on adoption of AIFRS

The board members are of the opinion that the key differences in Allied's accounting policies, which will arise from the adoption of IFRS are:

- **Impairment of Assets**

Under AASB 136 Impairment of Assets the recoverable amount of an asset is determined as the higher of net selling prices and value in use. This will result in a change in Allied's current accounting policy, which determines the recoverable amount of an asset on the basis of discounted cash flows

The Directors have determined that there were no impairment indicators at 30 June 2005, therefore no impairment gain/loss has been recognised.

NOTES TO THE FINANCIAL STATEMENTS (continued)

- **Income Taxes**

  The application of AASB 112 Income Taxes could result in increases in deferred tax assets and deferred tax liabilities as a consequence of the recognition of deferred taxes associated with fair value adjustments in relation to business combinations, revaluations of land and buildings and investments in associates.

  Deferred tax assets could also increase due to the differing requirements for the recognition of carried forward tax losses. The value of the carried forward tax losses is sufficient to offset the arising deferred tax liability as a result of the first time adoption of this standard.

- **Share Based Payments**

  Under AASB 2 Share based payments, from 1 July 2004 the group is required to recognise as an expense those options that had not vested until after 1 January 2005. This will result in a change in the current accounting policy under which no expense was recognised for the granting of options.

  If the policy required for AASB 2 had been applied during the year ended 30 June 2005, there would have been no effect on the financial statements.

- **Exploration and Evaluation Expenditure**

  Under AASB 6 "Exploration for and Evaluation of Mineral Resources" the company is only able to capitalise expenditure to the extent that it is directly attributable to an area of interest. The company must also evaluate if there have been any impairment events on this capitalised expenditure to the extent that an area of interest is no longer being pursued. The application date for this standard is 1 January 2005. The directors have evaluated the consequences of the first time adoption of this standard, and have determined that there will be no effect upon first time adoption.

- **Translation of Foreign Subsidiaries**

  The group currently translates the accounts of integrated foreign operations using the temporal method whereby exchange differences are recognised in the consolidated statement of financial performance. Australian equivalents to IFRSs do not distinguish between integrated and self-sustaining foreign operations and all investments in foreign subsidiaries with a functional currency different to the group presentation currency will be translated using the closing rate. The impact of adopting the new policy is not material for the year end 30 June 2005 and as such has not been brought into account. There will be no impact on the opening balance sheet as at 1 July 2004.

- **Classifications of Financial Instruments**

  Under AASB 139 Financial Instruments: Recognition and Measurement, financial instruments will be required to be classified into one of the five categories which will, in turn, determine the accounting treatment of the item. The classifications are:

  - loans and receivables - measured at amortised cost;
  - held to maturity - measured at amortised cost;
  - held to trading - measured at fair value changes charged to net profit or loss;
  - available for sale - measured at fair value with fair value changes taken to equity; and
  - non-trading liabilities - measured at amortised cost

  This will result in a change in the current accounting policy that does not classify financial instruments. The directors have determined that there will be no impact to the company as a result of adopting this standard.

DIRECTORS' DECLARATION

The Directors of Allied Gold Ltd declare that:

1. The financial statements comprising the statements of financial performance, position and cash-flows and notes are in accordance with the Corporations Act 2001, and:

   (a) give a true and fair view of the financial position of the company and economic entity as at 30 June 2005 and of its performance, for the period ended on that date; and

   (b) comply with Accounting Standards and the Corporations Regulations 2001; and

2. In the directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

3. The directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A.

Signed in accordance with a resolution of the Directors:

Mark Caruso
Chairman

Dated at Perth this 30th day of September 2005

BDO

Chartered Accountants
& Advisers

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF ALLIED GOLD LIMITED

Scope

The Financial Report and Directors' Responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Allied Gold Limited (the company), for the year ended 30 June 2005.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We have conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Quality Endorsed Company ISO 9001 Standards Australia

BDO is a national association of separate partnerships and entities.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

The independence declaration has been given to the directors in accordance with section 307C.

Audit Opinion

In our opinion, the financial report of Allied Gold Limited is in accordance with:

(a) the Corporations Act 2001, including:

- (i) giving a true and fair view of the company's financial position as at 30 June 2005 and of its performance for the year ended on that date; and
- (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Inherent Uncertainty Regarding Continuation as a Going Concern, Recoverability of Investments and Recoverability of Exploration Expenditure

Without qualification to the opinion expressed above, attention is drawn to the following matters.

As disclosed in Note 1 (a), the realisation / recoverability of investment in Nord Pacific and capitalised expenditure is dependent upon the company's ability to successfully raise equity and/or debt financing in order to provide necessary funding for successful development and commercial exploitation of these assets.

BDO
Chartered Accountants

B G McVeigh
Partner

Perth
30 September 2005